UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: August 21, 2015

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the Basel III Pillar 3 disclosure for first half 2015 of UBS Group AG and UBS AG, which appears immediately following this page.

Basel III Pillar 3

First Half 2015 Report

4	Introduction

4	Location of Pillar 3 disclosures

7	Our approach to measuring risk exposure and risk-weighted assets

8	Scope of regulatory consolidation

8	Table 1: Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation

9	Overview of Basel III exposures and risk-weighted assets

10	Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets

12	Credit risk

12	Table 3: Regulatory gross credit risk by exposure segment and RWA
13	Table 4: Regulatory gross credit exposure by geographical region
13	Table 5: Regulatory gross credit exposure by counterparty type
14	Table 6: Regulatory gross credit exposure by residual contractual maturity
14	Table 7: Derivation of regulatory net credit exposure
15	Table 8: Regulatory gross credit exposure covered by guarantees and credit derivatives

16	Advanced internal ratings-based approach

16	Table 9a: Sovereigns – A-IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
17	Table 9b: Banks – A-IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
18	Table 9c: Corporates – A-IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
19	Table 9d: Residential mortgages – A-IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
20	Table 9e: Lombard lending – A-IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
21	Table 9f: Qualifying revolving retail exposures – A-IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
22	Table 9g: Other retail – A-IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

23	Standardized approach

23	Table 10a: Regulatory gross and net credit exposure by risk weight under the standardized approach
24	Table 10b: Regulatory net credit exposure under the standardized approach risk weighted using external ratings
24	Table 11: Eligible financial collateral recognized under the standardized approach

25	Impairment, default and credit loss

25	Table 12: Impaired assets by region
25	Table 13: Impaired assets by exposure segment
26	Table 14: Changes in allowances and provisions
26	Table 15: Total actual and expected credit losses

27	Derivatives credit risk

27	Table 16: Credit exposure of derivative instruments

28	Other credit risk information

28	Table 17: Credit derivatives

29	Equity instruments in the banking book

29	Table 18: Equity instruments in the banking book

30	Market risk

30	Backtesting of VaR

30	Table 19: Group: backtesting regulatory value-at-risk (1-day, 99% confidence, 5 years of historical data)
30	Chart 1: Group: development of backtesting revenues against backtesting VaR (1-day, 99% confidence)
30	Chart 2: Investment Bank and Corporate Center – Non-core and Legacy Portfolio daily revenue distribution

31	Securitization

31	Table 20: Securitization/re-securitization

32	Objectives, roles and involvement

33	Securitization exposures in the banking and trading book

34	Table 21: Securitization activity for the period in the banking book
34	Securitization activity for the period in the trading book
35	Table 22: Outstanding securitized exposures
36	Table 23: Impaired or past due securitized exposures and losses related to securitized exposures in the banking book
37	Table 24: Exposures intended to be securitized in the banking and trading book
37	Table 25: Securitization positions retained or purchased in the banking book

38	Table 26: Securitization positions retained or purchased in the trading book
39	Table 27a: Capital requirement for securitization/re-securitization positions retained or purchased in the banking book
39	Table 27b: Securitization/re-securitization exposures treated under the ratings-based approach by rating clusters – banking book
39	Table 27c: Securitization/re-securitization exposures treated under the supervisory formula approach by rating clusters – banking book
40	Gains on sale – securitization exposures to be deducted from Basel III tier 1 capital
40	Securitization exposures subject to early amortization in the banking and trading book
40	Table 28: Re-securitization positions retained or purchased in the banking book
40	Table 29: Re-securitization positions retained or purchased in the trading book
40	Outstanding notes issued by securitization vehicles related to UBS’s retained exposures subject to the market risk approach
41	Table 30: Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk
41	Table 31a: Securitization positions and capital requirement for trading book positions subject to the securitization framework
42	Table 31b: Securitization/re-securitization exposures treated under the ratings-based approach by rating clusters – trading book
42	Table 31c: Securitization/re-securitization exposures treated under the supervisory formula approach by rating clusters – trading book
42	Table 32: Capital requirement for securitization positions related to correlation products

43	Balance sheet reconciliation

43	Table 33: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation

45	Composition of capital

45	Table 34: Composition of capital

Corporate calendar UBS Group AG

Publication of the third quarter 2015 report:	Tuesday, 3 November 2015
Publication of the fourth quarter 2015 report:	Tuesday, 9 February 2016
Publication of the Annual Report 2015:	Friday, 18 March 2016
Publication of the first quarter 2016 report:	Tuesday, 3 May 2016

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Shareholder Services

UBS’s Shareholder Services team, a unit of the Company Secretary office, is responsible for the registration of the global registered shares.

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Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com

Language: English

© UBS 2015. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Introduction

This report provides an update to our Bank for International Settlements (BIS) Basel III Pillar 3 disclosures as presented in our Annual Report 2014 to the extent that this information was not already provided in our first and second quarter 2015 reports. This report relates to UBS Group AG on a consolidated basis as Pillar 3 disclosure requirements are applicable at this level. An exception is the requirement to disclose total and tier 1 capital ratios related to the significant bank subsidiaries UBS AG, UBS Switzerland AG and UBS Limited, which are presented in the “Financial information” section of our second quarter 2015 report. Furthermore, selected regulatory information for UBS AG (consolidated) is presented in the “Capital management” section of our second quarter 2015 report.

The capital adequacy framework consists of three complementary pillars. Pillar 1 provides a framework for measuring minimum capital requirements for the credit, market, operational and non-counterparty-related risks faced by banks. Pillar 2 addresses the principles of the supervisory review process, emphasizing the need for a qualitative approach to supervising banks. Pillar 3 aims to encourage market discipline by requiring banks to publish a range of disclosures, mainly on risk and capital.

This report is based on phase-in rules under the BIS Basel III framework, as implemented by the revised Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council, and required by Swiss Financial Market Supervisory Authority (FINMA) regulation. Further, as UBS is considered a systemically relevant bank (SRB) under Swiss banking law, UBS Group and UBS AG are required to comply with regulations based on the Basel III framework as applicable for Swiss SRB on a consolidated basis.

FINMA requires us to publish comprehensive quantitative and qualitative Pillar 3 disclosures annually, as well as an update of quantitative disclosures and any significant changes to qualitative information semi-annually. In the first half of 2015, we did not have any significant changes to qualitative information.

Capital information as of 30 June 2015 for UBS Group AG (consolidated) and UBS AG (consolidated) is provided in the “Capital management” section of our second quarter 2015 report.

è	Refer to the “Capital management” section of our second quarter 2015 report for more information on regulatory requirements and differences between the Swiss SRB and BIS Basel III capital regulations
è	Refer to the “Pillar 3, SEC filings & other disclosures” section at www.ubs.com/investors for more information on G-SIBs indicators and previous Pillar 3 reports

Revised Pillar 3 disclosure requirements

In January 2015, the Basel Committee on Banking Supervision (BCBS) issued revised Pillar 3 disclosure requirements that aim to improve comparability and consistency of disclosures, through the introduction of harmonized templates. The revised requirements will take effect at the end of 2016.

è	Refer to the “Regulatory and legal developments” section of our Annual Report 2014 for more information on the revised Pillar 3 disclosure requirements

Location of Pillar 3 disclosures

The following table provides an overview of Pillar 3 disclosures in our UBS Group AG Annual Report 2014 and our second quarter 2015 report, where relevant.

Pillar 3 disclosures	Location in our UBS Group AG Annual Report 2014	Location in our second quarter 2015 report
Scope of consolidation

Financial information – Note 1 Summary of significant accounting policies (on pages 405–425)

UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations as of 31 December 2014

Scope of regulatory consolidation (on page 605)

Table 1c: Main legal entities consolidated under IFRS but not included in the regulatory scope of consolidation

Capital structure	Capital management (on pages 251–260)	Capital management (on pages 91 and 97) Financial information (on pages 184, 188 and 191)
Capital adequacy	Capital management (on pages 245–275)	Capital management (on pages 88–113) Financial information (on pages 184, 188 and 191)
Capital instruments	Capital management (on pages 255–256) “Bondholder information” at www.ubs.com/investors	Capital management (on page 95) “Bondholder information” at www.ubs.com/investors
Risk management objectives, policies and methodologies – qualitative disclosures	Risk management and control (on pages 170–231)

Location of Pillar 3 disclosures (continued)

Pillar 3 disclosures	Location in our UBS Group AG Annual Report 2014	Location in our second quarter 2015 report[1]
Risk-weighted assets	Capital management (on pages 261–267)	Capital management (on pages 100–104)
UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations as of 31 December 2014
Segmentation of Basel III exposures and risk-weighted assets (on pages 606–608)
Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets
Credit risk	Risk management and control (on page 181 and pages 198–203)
Information on
– Impaired assets by region,
– Impaired assets by exposure segment,
– Changes in allowances and provisions, and on
– Total expected loss and actual credit losses (on pages 185–190 and page 203)
UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations as of 31 December 2014
Credit risk (on pages 609–626)
Table 3: Regulatory gross credit risk by exposure segment and RWA
Table 4: Regulatory gross credit exposure by geographical region
Table 5: Regulatory gross credit exposure by counterparty type
Table 6: Regulatory gross credit exposure by residual contractual maturity
Table 7: Derivation of regulatory net credit exposure
Table 8: Regulatory gross credit exposure covered by guarantees and credit derivatives
Table 9a: Sovereigns – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
Table 9b: Banks – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
Table 9c: Corporates – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
Table 9d: Residential mortgages – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
Table 9e: Lombard lending – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
Table 9f: Qualifying revolving retail exposures – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
Table 9g: Other retail – Advanced IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings
Table 10a: Regulatory gross and net credit exposure by risk weight under the standardized approach
Table 10b: Regulatory net credit exposure under the standardized approach risk-weighted using external ratings
Table 11: Eligible financial collateral recognized under the standardized approach
Table 12: Credit exposure of derivative instruments
Table 13: Credit derivatives
Table 14: Equity instruments in the banking book
Market risk	Risk management and control (on pages 206–207) Information on Group regulatory value-at-risk (on page 209 and pages 211–218) Note 24 Fair value measurement (on pages 469–472)	Risk management and control (on pages 73–77 in our second quarter 2015 report and 70–74 in our first quarter 2015 report)

1  Or, where indicated, in our first quarter 2015 report.

Location of Pillar 3 disclosures (continued)

Pillar 3 disclosures	Location in our UBS Group AG Annual Report 2014	Location in our second quarter 2015 report
Operational risk	Risk management and control (on pages 229–231)
Interest rate risk in the banking book	Risk management and control (on pages 219–221)	Risk management and control (on pages 73 and 77)
Securitization	UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations as of 31 December 2014 Securitization (on pages 628–642)
Table 15: Securitization/re-securitization
Table 16: Securitization activity for the year in the banking book
Table 17: Securitization activity for the year in the trading book
Table 18: Outstanding securitized exposures
Table 19: Impaired or past due securitized exposures and losses related to securitized exposures in the banking book
Table 20: Exposures intended to be securitized in the banking and trading book
Table 21: Securitization positions retained or purchased in the banking book
Table 22: Securitization positions retained or purchased in the trading book
Table 23a: Capital requirement for securitization/re-securitization positions retained or purchased in the banking book
Table 23b: Securitization/re-securitization exposures treated under the ratings-based approach by rating clusters – banking book
Table 23c: Securitization/re-securitization exposures treated under the supervisory formula approach by rating clusters – banking book
Securitization exposures to be deducted from Basel III tier 1 capital
Securitization exposures subject to early amortization in the banking and trading book
Table 24: Re-securitization positions retained or purchased in the banking book
Table 25: Re-securitization positions retained or purchased in the trading book
Table 26: Outstanding notes issued by securitization vehicles related to UBS’s retained exposures subject to the market risk approach
Table 27: Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk
Table 28a: Securitization positions and capital requirement for trading book positions subject to the securitization framework
Table 28b: Securitization/re-securitization exposures treated under the ratings-based approach by rating clusters – trading book
Table 28c: Securitization/re-securitization exposures treated under the supervisory formula approach by rating clusters – banking book
Table 29: Capital requirement for securitization positions related to correlation products
Composition of capital	UBS Group AG consolidated supplemental disclosures required under Basel III Pillar 3 regulations as of 31 December 2014 Composition of capital (on pages 643–647)
Table 30:Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation
Table 31:Composition of capital
G-SIBs indicator (annual disclosure requirement only)	Refer to “Pillar 3, SEC filings & other disclosures” at www.ubs.com/investors
Remuneration (annual disclosure requirement only)	Compensation (on pages 300, 338–339, 342–343, 345–348, 350–351, 355, 359–360, 363–373)

Our approach to measuring risk exposure and risk-weighted assets

Measures of risk exposure may differ depending on whether the exposures are calculated for financial accounting purposes under International Financial Reporting Standards (IFRS), for determining our regulatory capital or for risk management purposes. Our Basel III Pillar 3 disclosures are generally based on measures of risk exposure used to determine the regulatory capital required to underpin those risks.

The table below provides a summary of the approaches we use for the main risk categories to determine regulatory capital.

The naming conventions for the exposure segments used in the following tables are based on BIS rules and may differ from those under Swiss and European Union (EU) regulations. For example, “sovereigns” under the BIS naming convention are termed “central governments and central banks” under the Swiss and EU regulations. Similarly, “banks” are “institutions” and “residential mortgages” are “claims secured by residential real estate.”

Our risk-weighted assets (RWA) are published according to the BIS Basel III framework, as implemented by the revised Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and required by FINMA regulation.

è	Refer to the “Capital management” section of our second quarter 2015 report for more information on differences between Swiss SRB and BIS Basel III capital regulations

Category	UBS approach
Credit risk
Counterparty credit risk by exposure segment	Under the advanced internal ratings-based (A-IRB) approach applied for the majority of our businesses, counterparty risk weights are determined by reference to internal counterparty ratings and loss given default estimates. We use internal models to measure the credit risk exposures to third parties on derivatives and securities financing transactions. All internal credit risk models are approved by FINMA. For a subset of our credit portfolio, we apply the standardized approach, based on external ratings.
Securitization/re-securitization in the banking book	Securitization/re-securitization exposures in the banking book are generally assessed using the ratings-based approach, applying risk weights based on external ratings. For certain exposures, the supervisory formula-based approach is applied, considering the A-IRB risk weights.
Equity instruments in the banking book	Simple risk weight method under the IRB approach.
Credit valuation adjustment (CVA)	The credit valuation adjustment (CVA) is an additional capital charge to the existing counterparty credit risk default charge. Banks are required to hold capital for the risk of mark-to-market losses (i.e., CVA) associated with the deterioration of counterparty credit quality. The model that we use is approved by FINMA. For a subset of our credit portfolio, we apply the standardized approach.
Settlement risk	Capital requirements for failed transactions are determined according to the rules for failed trades and non-delivery-versus-payment transactions under the Basel III framework.
Non-counterparty-related risk	The required capital for non-counterparty-related assets such as our premises, other property, equipment and software, deferred tax assets on temporary differences and defined benefit plans is calculated according to prescribed regulatory risk weights.

Market risk	The regulatory capital requirement is calculated using a variety of methods approved by FINMA. The components are value-at-risk (VaR), stressed VaR (SVaR), an add-on for risks which are potentially not fully modeled in VaR (RniV), the incremental risk charge (IRC), the comprehensive risk measure (CRM) for the correlation portfolio and the securitization framework for securitization positions in the trading book, which is described below. Details on the derivation of RWA for each of these components are provided in the “Risk management and control” section of our Annual Report 2014.
Securitization/re-securitization in the trading book	Securitization/re-securitization in the trading book are assessed for their general market risk as well as for their specific risk. The capital charged for general market risk is determined by the VaR and SVaR methods, whereas the capital charge for specific risk is determined using the CRM method or the ratings-based approach, applying risk weights based on external ratings.
Operational risk	Our model to quantify operational risk meets the regulatory capital standard under the advanced measurement approach and is approved by FINMA. Operational risk RWA also include the incremental operational risk RWA based on the supplemental operational risk capital analysis mutually agreed to by UBS and FINMA.

è	Refer to the “Risk management and control” section of our Annual Report 2014 for more information

Scope of regulatory consolidation

The scope of consolidation for the purpose of calculating Group regulatory capital is generally the same as the consolidation scope under IFRS, and includes subsidiaries directly or indirectly controlled by UBS Group AG that are active in the banking and finance sector. However, subsidiaries consolidated under IFRS that are active in sectors other than banking and finance are excluded from the regulatory scope of consolidation. More information on the IFRS scope of consolidation, as well as the list of significant subsidiaries included in this scope as of 31 December 2014, are available in the “Financial information” section of our Annual Report 2014.

è

Refer to “Note 1 Summary of significant accounting policies” and “Note 30 Interests in subsidiaries and other entities” in the “Financial information” section of our Annual Report 2014 for more information

The main differences in the basis of consolidation between IFRS and regulatory capital purposes relate to the following entities as of 30 June 2015:

–

Investments in insurance, real estate and commercial companies as well as investment vehicles which were consolidated under IFRS, but not for regulatory capital purposes, and were subject to risk weighting;

–	Joint ventures which were fully consolidated for regulatory capital purposes, but which were accounted for under the equity method under IFRS;
–

Entities which have issued preferred securities which were consolidated for regulatory capital purposes but not consolidated under IFRS. These entities hold bonds issued by UBS AG, which are eliminated in the consolidated regulatory capital accounts. These entities do not have material third-party asset balances, and their equity is attributable to non-controlling interests.

The table below provides a list of the most significant entities that were included in the IFRS scope of consolidation, but not in the regulatory capital scope of consolidation. As of 30 June 2015, entities consolidated under IFRS, but not included in the regulatory scope of consolidation, did not report any significant capital deficiencies.

In the banking book, certain equity investments were not required to be consolidated, neither under IFRS nor in the regulatory scope. These investments mainly consisted of infrastructure holdings and joint operations (for example, settlement and clearing institutions, stock and financial futures exchanges) and included our participation in the SIX Group. These investments were risk weighted based on applicable threshold rules.

è	Refer to “Table 18: Equity instruments in the banking book” of this report for more information on the measurement of these instruments
è	Refer to “Table 33: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation” of this report for more information
è	Refer to “Note 25 Restricted and transferred financial assets” in the “Financial information” section of our Annual Report 2014 for more information on transferability restrictions under IFRS 12

Table 1: Main legal entities according to the IFRS scope of consolidation not subject to the regulatory scope of consolidation

	30.6.15
CHF million	Total assets[1]	Total equity[1]		Purpose
UBS Global Asset Management Life Ltd – Long Term Fund	10,893	15		Life insurance

UBS International Life Limited	5,098	69		Life insurance

UBS A&Q Alternative Solution Master Limited	953	688	[2]	Investment vehicle for feeder funds

UBS A&Q Alternative Solution Limited	689	679	[2]	Investment vehicle for multiple investors

UBS Global Life AG	670	11		Life insurance

A&Q Alpha Select Hedge Fund XL	347	174	[2]	Investment vehicle for multiple investors

UBS Life AG	320	57		Life insurance

UBS Alpha Select Hedge Fund	277	270	[2]	Fund

O’Connor Global Multi-Strategy Alpha (Levered) Limited	196	190	[2]	Investment vehicle for multiple investors

UBS Life Insurance Company USA	187	40		Life insurance

UBS Real Estate Investments Inc.	149	116		Real estate

Master Triple Net Holdings LLC	126	12		Real estate

UBS Multi-Manager Alternative Commodities Fund Ltd.	121	114	[2]	Fund

1  Total assets and total equity on a standalone basis.    2  Represents the net asset value (NAV) of issued fund units. These fund units are subject to liability treatment in the Group Financial Statements under IFRS.

Overview of Basel III exposures and risk-weighted assets

“Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets” and subsequent tables provide a breakdown according to BIS-defined exposure segments as follows:

–

Sovereigns, consisting of exposures relating to sovereign states and their central banks, the BIS, the International Monetary Fund, the EU (including the European Central Bank) and eligible multilateral development banks.

–

Banks, consisting of exposures to legal entities holding a banking license. This segment also includes securities firms subject to supervisory and regulatory arrangements, including risk-based capital requirements, which are comparable to those applied to banks according to the framework. This segment also includes exposures to public sector entities with tax-raising power or entities whose liabilities are fully guaranteed by a public entity.

–

Corporates, consisting of all exposures that do not fit into any of the other exposure segments. This segment includes private commercial entities such as corporations, partnerships or proprietorships, insurance companies and funds (including managed funds).

–

Central counterparties (CCP) are clearing houses that interpose themselves between counterparties to contracts traded in one or more financial markets, becoming the buyer to every seller and the seller to every buyer and thereby ensuring the future performance of open contracts. A CCP becomes counterparty to trades with market participants through novation, an open offer system, or another legally binding arrangement.

–	Retail, Residential mortgages, consisting of residential mortgages, regardless of exposure size, if the debtor occupies or rents out the mortgaged property.
–	Retail, Lombard lending, consisting of loans made against the pledge of eligible marketable securities or cash.
–	Retail, Qualifying revolving retail exposures, consisting of unsecured revolving credits that exhibit appropriate loss characteristics relating to credit card relationships treated under the advanced internal ratings-based (A-IRB) approach.
–	Retail, Other retail, consisting of exposures to small businesses, private clients and other retail customers without mortgage financing.

Table 2 also shows the gross and net exposure at default (EAD) per risk type and exposure segment, which forms the basis for the calculation of the RWA as well as the capital requirement per exposure category. The Basel III credit risk-related component “Stressed expected positive exposure (sEPE)” is newly included in “Counterparty credit risk by exposure segment” while “Credit valuation adjustment (CVA)” is still disclosed separately in this table. Comparative figures for December 2014 have been restated accordingly.

Gross EAD decreased by CHF 19 billion to CHF 725 billion in the first half of 2015, primarily as a result of lower exposures to sovereigns and non-counterparty-related risk. The reduction in non-counterparty-related risk was mainly due to decreases related to defined benefit pension plans and deferred tax assets recognized for tax loss carry-forwards.

Capital requirements presented in the following tables are calculated based on our Swiss SRB Basel III total capital requirement of 12.6% of RWA as of 30 June 2015 and 11.1% of RWA as of 31 December 2014, respectively.

è

Refer to the table “Basel III risk-weighted assets by risk type, exposure and business divisions and Corporate Center units” in the “Capital management” section of our second quarter 2015 report for more information on RWA by business divisions and Corporate Center units

è	Refer to the table “Basel III RWA movement by key driver, risk type and reporting segment” in the “Capital management” section of our Annual Report 2014 for more information on RWA movements

Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets

	30.6.15
	Basel III (phase-in)
	Gross EAD	Net EAD			RWA[1]				Capital requirement
CHF million	Total	A-IRB/ model- based approach	Standardized approach	Total	A-IRB/ model- based approach	Standardized approach	Total		A-IRB/ model- based approach	Standardized approach	Total[2]
Credit risk	706,589	520,337	166,412	686,749	84,069	23,285	107,354		10,616	2,940	13,556

Counterparty credit risk by exposure segment[3]	699,814	513,786	166,219	680,005	74,051	20,547	94,598		9,351	2,595	11,946

Sovereigns	152,467	87,334	65,132	152,467	992	176	1,168		125	22	147

Banks	55,313	44,393	8,699	53,091	7,017	1,939	8,956		886	245	1,131

Corporates	165,775	136,743	15,648	152,391	42,538	11,179	53,716		5,372	1,412	6,783

Central counterparties	72,768		68,567	68,567		3,349	3,349			423	423

Retail	253,492	245,317	8,174	253,490	23,504	3,906	27,409		2,968	493	3,461

Residential mortgages	136,860	130,928	5,931	136,859	17,596	2,223	19,819		2,222	281	2,503

Lombard lending	112,238	112,238		112,238	5,097		5,097		644		644

Qualifying revolving retail exposures	1,512	1,512		1,512	527		527		67		67

Other retail	2,882	638	2,243	2,881	283	1,683	1,966		36	212	248

Securitization/re-securitization in the banking book	5,125	5,125		5,125	1,273		1,273		161		161

Equity instruments in the banking book[4]	1,331	1,331		1,331	4,326		4,326		546		546

Credit valuation adjustment (CVA)					4,166	2,481	6,647		526	313	839

Settlement risk	318	95	193	287	253	256	509		32	32	64

Non-counterparty-related risk	16,926		16,926	16,926		17,304	17,304			2,185	2,185

Deferred tax assets	7,840		7,840	7,840		10,137	10,137			1,280	1,280

Property, equipment and software	6,973		6,973	6,973		6,973	6,973			881	881

Other	2,112		2,112	2,112		193	193			24	24

Market risk	1,668	1,668		1,668	12,708		12,708		1,605		1,605

Value-at-risk (VaR)					1,451		1,451		183		183

Stressed value-at-risk (SVaR)					3,192		3,192		403		403

Add-on for risks-not-in-VaR (RNiV)					4,460		4,460		563		563

Incremental risk charge (IRC)					2,543		2,543		321		321

Comprehensive risk measure (CRM)					103		103		13		13

Securitization/re-securitization in the trading book[5]	1,668	1,668		1,668	959		959		121		121

Operational risk					74,723		74,723		9,436		9,436

of which: incremental RWA[6]					13,327		13,327		1,683		1,683

Total Swiss SRB	725,183	522,006	183,337	705,343	171,500	40,589	212,088	[1]	21,656	5,125	26,782

1  Refer to the “Capital management” section of our second quarter 2015 report for more information on the differences between phase-in and fully applied RWA.    2  Calculated based on our Swiss SRB Basel III total capital requirement of 12.6% of RWA.    3  Includes sEPE, most of which relates to exposures to Banks and Corporates.    4  Simple risk weight method.    5  The EAD of securitization positions equals the fair value of the net long and net short securitization positions retained or purchased in the trading book.    6  Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed by UBS and FINMA.

Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets (continued)

	31.12.14
	Basel III (phase-in)
	Gross EAD	Net EAD			RWA[1]				Capital requirement
CHF million	Total	A-IRB/ model- based approach	Standardized approach	Total	A-IRB/ model- based approach	Standardized approach	Total		A-IRB/ model- based approach	Standardized approach	Total[2]
Credit risk	720,039	553,788	144,021	697,810	86,282	22,318	108,601		9,594	2,482	12,075

Counterparty credit risk by exposure segment[3]	709,293	543,230	143,841	687,072	72,406	18,694	91,099		8,051	2,079	10,129

Sovereigns	166,261	108,939	57,321	166,261	1,319	189	1,508		147	21	168

Banks	59,302	48,628	7,916	56,544	8,070	2,360	10,430		897	262	1,160

Corporates	172,605	145,399	15,899	161,298	41,126	10,650	51,775		4,573	1,184	5,757

Central counterparties	54,291		54,291	54,291		1,478	1,478			164	164

Retail	256,834	240,263	8,414	248,678	21,892	4,017	25,909		2,434	447	2,881

Residential mortgages	137,159	131,121	6,038	137,159	15,767	2,234	18,002		1,753	248	2,002

Lombard lending	115,192	107,036		107,036	5,359		5,359		596		596

Qualifying revolving retail exposures	1,524	1,524		1,524	532		532		59		59

Other retail	2,959	582	2,376	2,959	233	1,783	2,016		26	198	224

Securitization/re-securitization in the banking book	9,048	9,048		9,048	2,650		2,650		295		295

Equity instruments in the banking book[4]	1,448	1,448		1,448	4,735		4,735		526		526

Credit valuation adjustment (CVA)					6,395	3,381	9,775		711	376	1,087

Settlement risk	250	62	180	242	96	244	340		11	27	38

Non-counterparty-related risk	22,126		22,126	22,126		19,060	19,060			2,119	2,119

Deferred tax assets	10,010		10,010	10,010		8,897	8,897			989	989

Property, equipment and software	6,760		6,760	6,760		6,760	6,760			752	752

Other	5,356		5,356	5,356		3,404	3,404			378	378

Market risk	1,610	1,610		1,610	16,483		16,483		1,833		1,833

Value-at-risk (VaR)					2,024		2,024		225		225

Stressed value-at-risk (SVaR)					4,115		4,115		458		458

Add-on for risks-not-in-VaR (RNiV)					5,911		5,911		657		657

Incremental risk charge (IRC)					3,039		3,039		338		338

Comprehensive risk measure (CRM)					131		131		15		15

Securitization/re-securitization in the trading book[5]	1,610	1,610		1,610	1,262		1,262		140		140

Operational risk					76,734		76,734		8,532		8,532

of which: incremental RWA[6]					17,451		17,451		1,940		1,940

Total Swiss SRB	743,774	555,398	166,147	721,545	179,498	41,379	220,877	[1]	19,958	4,601	24,559

1  Refer to the “Capital management” section of our Annual Report 2014 for more information on the differences between phase-in and fully applied RWA.    2  Calculated based on our Swiss SRB Basel III total capital requirement of 11.1% of RWA.    3  Includes sEPE, most of which relates to exposures to Banks and Corporates.    4  Simple risk weight method.    5  The EAD of securitization positions equals the fair value of the net long and net short securitization positions retained or purchased in the trading book.    6  Incremental RWA reflect the effect of the supplemental operational risk capital analysis mutually agreed by UBS and FINMA.

Credit risk

The tables in this section provide details on the exposures used to determine the firm’s credit risk-related regulatory capital requirement. The parameters applied under the A-IRB approach are generally based on the same methodologies, data and systems we use for internal credit risk quantification, except where certain treatments are specified by regulatory requirements. These include, for example, the application of regulatory prescribed floors and multipliers, and differences with respect to eligibility criteria and exposure definitions. The exposure information presented in this section therefore differs from our internal management view disclosed in the “Risk management and control” sections of our quarterly and annual reports. Similarly, the regulatory capital prescribed measure of credit risk exposure also differs from that required under IFRS. The following credit risk-related tables are based on Basel III phase-in requirements and correspond to the counterparty credit risk by exposure segment. Stressed expected positive exposure (sEPE) is newly included in counterparty credit risk and comparative figures for December 2014 have been restated accordingly in the following tables.

è	Refer to the “Risk management and control” section of our Annual Report 2014 for more information

The regulatory gross credit exposure for banking products is equal to the drawn loan amounts represented on the balance sheet, with the exception of off-balance sheet commitments where the regulatory gross credit exposure is calculated by applying a credit conversion factor to the undrawn amount or contingent claim.

Within traded products, we determine the regulatory credit exposure on the majority of our derivatives portfolio by applying the effective EPE and sEPE as defined in the Basel III framework. However, for a small portion of the portfolio we apply the current exposure method (CEM) based on the replacement value of derivatives in combination with a regulatory prescribed add-on. For the majority of securities financing transactions (securities borrowing/lending and repurchase agreements/reverse repurchase agreements), we determine the regulatory gross credit exposure using the close-out period (COP) approach. The regulatory gross credit exposure for traded products is equal to regulatory net credit exposure in the credit risk tables on the following pages.

The regulatory net credit exposure detailed in the tables on the following pages is shown as the regulatory exposure at default after applying collateral, netting and other eligible risk mitigants permitted by the relevant regulations. The information on impaired and defaulted assets, consistent with the regulatory capital treatment, is presented in the “Impairment, default and credit loss” section of this report.

Table 3: Regulatory gross credit risk by exposure segment and RWA

This table shows the derivation of RWA from the regulatory gross credit exposure including sEPE broken down by major types of credit exposure according to classes of financial instruments.

	Exposure				Average regulatory risk weighting	RWA[1]
CHF million	Average regulatory gross credit exposure[2]	Regulatory gross credit exposure	Less: regulatory credit risk offsets and adjustments	Regulatory net credit exposure
Cash and balances with central banks	75,543	83,412		83,412	0%	143

Due from banks[3]	11,946	12,535	(1,225)	11,309	24%	2,662

Loans	311,945	311,828	(12,751)	299,077	16%	47,316

Financial assets designated at fair value	3,063	2,918	(363)	2,555	31%	794

Guarantees, commitments and forward starting transactions	31,870	33,929	(4,295)	29,634	33%	9,714

Banking products	434,368	444,622	(18,634)	425,988	14%	60,630

Derivatives	81,490	76,187		76,187	23%	17,368

Cash collateral on derivative instruments	45,010	42,890		42,890	4%	1,731

Securities financing	56,772	58,430		58,430	8%	4,729

Traded products	183,273	177,506		177,506	13%	23,829

Trading portfolio assets	1,427	1,178		1,178	101%	1,184

Financial investments available-for-sale	67,374	65,206		65,206	2%	1,445

Other assets	11,632	11,303	(1,175)	10,128	74%	7,509

Other products	80,433	77,686	(1,175)	76,511	13%	10,139

Total 30.6.15	698,073	699,814	(19,809)	680,005	14%	94,598

Total 31.12.14	671,762	709,293	(22,221)	687,072	13%	91,099

1  The derivation of RWA is based on the various credit risk parameters of the A-IRB approach and the standardized approach, respectively.    2  The average regulatory gross credit exposure represents the average of the applicable quarter-end exposures for the relevant reporting periods.    3  Includes non-bank financial institutions.

Table 4: Regulatory gross credit exposure by geographical region

This table provides a breakdown of our portfolio by major types of credit exposure including sEPE, presenting classes of financial instruments by geographical regions. The geographical distribution is based on the legal domicile of the counterparty or issuer.

CHF million	Asia Pacific	Latin America	Middle East and Africa	North America	Switzerland	Rest of Europe	Total regulatory gross credit exposure	Total regulatory net credit exposure
Cash and balances with central banks	2,834	1		40,310	32,488	7,779	83,412	83,412

Due from banks[1]	3,666	101	219	3,686	918	3,945	12,535	11,309

Loans	24,287	6,086	4,570	77,373	164,792	34,720	311,828	299,077

Financial assets designated at fair value	583	4		1,727	0	604	2,918	2,555

Guarantees, commitments and forward starting transactions	838	362	410	16,272	7,216	8,830	33,929	29,634

Banking products	32,208	6,554	5,200	139,369	205,414	55,878	444,622	425,988

Derivatives	8,209	843	428	26,038	6,297	34,373	76,187	76,187

Cash collateral on derivative instruments	4,916	473	82	17,776	211	19,431	42,890	42,890

Securities financing	4,901	349	1,084	25,450	2,091	24,555	58,430	58,430

Traded products	18,026	1,665	1,594	69,264	8,598	78,359	177,506	177,506

Trading portfolio assets	87	23	19	729	9	310	1,178	1,178

Financial investments available-for-sale	2,013	93		28,721	1,374	33,004	65,206	65,206

Other assets	581	74	37	5,422	1,203	3,986	11,303	10,128

Other products	2,682	190	56	34,871	2,587	37,300	77,686	76,511

Total 30.6.15	52,915	8,409	6,850	243,504	216,599	171,537	699,814	680,005

Total 31.12.14	55,198	8,658	7,632	261,607	211,551	164,646	709,293	687,072

1  Includes non-bank financial institutions.

Table 5: Regulatory gross credit exposure by counterparty type

This table provides a breakdown of our portfolio by major types of credit exposure including sEPE, presenting classes of financial instruments by counterparty type. The counterparty type is different from the BIS-defined exposure segments used in certain other tables in this section.

CHF million	Private individuals	Corporates[1]	Public entities (including sovereigns and central banks)	Banks and multilateral institutions	Total regulatory gross credit exposure	Total regulatory net credit exposure
Cash and balances with central banks			83,099	313	83,412	83,412

Due from banks[1]			580	11,955	12,535	11,309

Loans	195,798	113,028	3,002		311,828	299,077

Financial assets designated at fair value		2,531		387	2,918	2,555

Guarantees, commitments and forward starting transactions	2,217	29,786	97	1,828	33,929	29,634

Banking products	198,016	145,345	86,779	14,483	444,622	425,988

Derivatives	2,330	45,133	5,555	23,168	76,187	76,187

Cash collateral on derivative financial instruments	48	41,783	232	828	42,890	42,890

Securities financing	76	41,267	3,915	13,173	58,430	58,430

Traded products	2,453	128,183	9,702	37,169	177,506	177,506

Trading portfolio assets		1,006	134	37	1,178	1,178

Financial investments available-for-sale		9,738	39,629	15,839	65,206	65,206

Other assets	4,361	4,140	1,559	1,242	11,303	10,128

Other products	4,361	14,884	41,322	17,119	77,686	76,511

Total 30.6.15	204,830	288,411	137,802	68,770	699,814	680,005

Total 31.12.14	205,470	283,300	153,477	67,046	709,293	687,072

1  Includes non-bank financial institutions.

Table 6: Regulatory gross credit exposure by residual contractual maturity

This table provides a breakdown of our portfolio by major types of credit exposure including sEPE, presenting classes of financial instruments by residual contractual maturity, not taking into account any early redemption features.

CHF million	On demand[1]	Due in 1 year or less	Due between 1 year and 5 years	Due over 5 years	Total regulatory gross credit exposure	Total regulatory net credit exposure
Cash and balances with central banks	83,412				83,412	83,412

Due from banks[2]	10,525	1,887	98	25	12,535	11,309

Loans	40,163	153,674	70,015	47,977	311,828	299,077

Financial assets designated at fair value		589	1,978	352	2,918	2,555

Guarantees, commitments and forward starting transactions	87	11,203	19,427	3,212	33,929	29,634

Banking products	134,187	167,353	91,517	51,565	444,622	425,988

Derivatives	990	45,052	16,220	13,924	76,187	76,187

Cash collateral on derivative instruments	9,119	7,251	9,156	17,363	42,890	42,890

Securities financing	44,415	13,445	571		58,430	58,430

Traded products	54,524	65,748	25,947	31,288	177,506	177,506

Trading portfolio assets		225	424	528	1,178	1,178

Financial investments available-for-sale	29	25,243	35,937	3,997	65,206	65,206

Other assets	7,057	1,202	1,604	1,440	11,303	10,128

Other products	7,085	26,670	37,965	5,965	77,686	76,511

Total 30.6.15	195,796	259,771	155,429	88,817	699,814	680,005

Total 31.12.14	239,564	250,598	141,195	77,935	709,293	687,072

1  Includes loans without a fixed term, collateral swaps and cash collateral on derivative instruments and securities financing transactions, on which notice of termination has not been given.    2  Includes non-bank financial institutions.

Table 7: Derivation of regulatory net credit exposure

This table provides a derivation of the regulatory net credit exposure from the regulatory gross credit exposure including sEPE according to the A-IRB approach and the standardized approach.

CHF million	Advanced IRB approach	Standardized approach	Total 30.6.15	Total 31.12.14
Total regulatory gross credit exposure	522,967	176,847	699,814	709,293

Less: regulatory credit risk offsets and adjustments	(9,181)	(10,628)	(19,809)	(22,221)

Total regulatory net credit exposure	513,786	166,219	680,005

Total 31.12.14	543,230	143,841		687,072

è	Refer to the “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets” section of this report for more information on the regulatory net credit exposure by exposure segment

Table 8: Regulatory gross credit exposure covered by guarantees and credit derivatives

This table provides a breakdown of regulatory gross credit exposures including sEPE covered by guarantees and credit derivatives, according to BIS-defined exposure segments. The amounts in the table reflect the values used for determining regulatory capital to the extent collateral is eligible under the BIS framework.

CHF million	Regulatory gross credit exposure	of which: covered by guarantees[1]	of which: covered by credit derivatives
Exposure segment

Sovereigns	152,467	117	9

Banks	55,313	248

Corporates	165,775	3,455	6,964

Central counterparties	72,768

Retail

Residential mortgages	136,860	2

Lombard lending	112,238	570

Qualifying revolving retail exposures	1,512	55

Other retail	2,882	2

Total 30.6.15	699,814	4,448	6,972

Total 31.12.14	709,293	4,507	9,392

1  Includes guarantees and standby letters of credit provided by third parties, mainly banks.

Advanced internal ratings-based approach

UBS uses the advanced internal ratings-based (A-IRB) approach for calculating certain credit risk exposures. Under the A-IRB approach, the required capital for credit risk is quantified through empirical models that we have developed to estimate the probability of default (PD), loss given default (LGD), exposure at default (EAD) and other parameters, subject to FINMA approval.

è	Refer to the “Risk management and control” section of our Annual Report 2014 for more information

Tables 9a to 9g provide a breakdown of the regulatory net credit exposure, weighted average PD, LGD, RWA and the average risk weight under the A-IRB approach by internal UBS ratings across BIS-defined exposure segments.

In line with the numbers presented in table 2, impaired and defaulted assets and sEPE are now included in tables 9a through 9g. Comparative figures for December 2014 have been restated accordingly.

Table 9a: Sovereigns – A-IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

	30.6.15
CHF million, except where indicated	Regulatory net credit exposure	of which: loan commitments	Average PD in %[1]		Average LGD in %		RWA	Average risk weight in %
Investment grade

Rating 0	78,093	3	0.0		29.2		0	0.0

Rating 1	3,989	96	0.0		30.5		137	3.4

Rating 2	1,966		0.0		40.6		198	10.1

Rating 3	2,683		0.1		50.0		360	13.4

Rating 4	124		0.2		67.8		53	43.0

Rating 5	429	9	0.4		41.6		200	46.6

Sub-investment grade

Rating 6	9		0.6		18.5		3	31.7

Rating 7	3	0	1.0		13.0		1	27.3

Rating 8	2	0	1.7		59.9		3	130.8

Rating 9	6	0	2.7		13.3		3	44.3

Rating 10	6		4.6		40.9		9	137.6

Rating 11	3	0	7.8		13.0		1	52.9

Rating 12	6		13.0		27.3		8	130.9

Rating 13	0		22.0		10.0		0	60.3

Impaired and defaulted[2]	16	1					16	106.0

Total 30.6.15	87,334	109	0.0	[2]	30.3	[2]	992	1.1

1  Average PD for the internal rating categories are based on midpoint values.    2  Weighted average PD and LGD exclude impaired and defaulted assets.

	31.12.14
CHF million, except where indicated	Regulatory net credit exposure	of which: loan commitments	Average PD in %[1]		Average LGD in %		RWA	Average risk weight in %
Investment grade

Rating 0	95,107	1	0.0		33.1		29	0.0

Rating 1	6,888	79	0.0		32.9		243	3.5

Rating 2	2,277	4	0.0		44.2		223	9.8

Rating 3	4,142		0.1		51.6		584	14.1

Rating 4	185		0.2		58.9		67	36.4

Rating 5	286		0.4		42.4		126	44.0

Sub-investment grade

Rating 6	8		0.6		10.2		2	21.0

Rating 7	9	0	1.0		42.6		6	63.0

Rating 8	1		1.7		85.8		1	175.7

Rating 9	7	0	2.7		12.6		3	42.3

Rating 10	3		4.6		39.8		4	121.8

Rating 11	1	0	7.8		16.1		0	66.4

Rating 12	9		13.0		30.7		13	154.3

Rating 13	0		22.0		10.0		0	54.5

Impaired and defaulted[2]	17	1					18	106.0

Total 31.12.14	108,939	84	0.0	[2]	34.1	[2]	1,319	1.2

1  Average PD for the internal rating categories are based on midpoint values.    2  Weighted average PD and LGD exclude impaired and defaulted assets. Refer to the “Risk management and control” section of our Annual Report 2014 for impaired and defaulted figures.

Table 9b: Banks – A-IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

	30.6.15
CHF million, except where indicated	Regulatory net credit exposure	of which: loan commitments	Average PD in %[1]	Average LGD in %	RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2	23,957	1,965	0.0	37.5	2,358	9.8

Rating 3	12,441	3,125	0.1	39.5	1,418	11.4

Rating 4	3,983	692	0.2	39.1	1,047	26.3

Rating 5	1,900	12	0.4	41.8	865	45.5

Sub-investment grade

Rating 6	1,075	118	0.6	44.3	618	57.5

Rating 7	579	185	1.0	36.8	335	57.8

Rating 8	133	52	1.7	33.8	66	49.5

Rating 9	174	19	2.7	38.8	185	106.2

Rating 10	113	81	4.6	36.4	51	45.5

Rating 11	24		7.8	44.8	44	185.0

Rating 12	13	0	13.0	43.4	27	218.1

Rating 13	1		22.0	34.8	3	207.9

Impaired and defaulted[2]	0				0	106.0

Total 30.6.15	44,393	6,248	0.1[2]	38.5[2]	7,017	15.8

1  Average PD for the internal rating categories are based on midpoint values.    2  Weighted average PD and LGD exclude impaired and defaulted assets.

	31.12.14
CHF million, except where indicated	Regulatory net credit exposure	of which: loan commitments	Average PD in %[1]		Average LGD in %		RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2	29,231	5,550	0.0		35.9		2,859	9.8

Rating 3	12,022	1,567	0.1		35.6		2,028	16.9

Rating 4	3,644	106	0.2		39.3		1,135	31.1

Rating 5	2,197	6	0.4		44.9		940	42.8

Sub-investment grade

Rating 6	779	7	0.6		43.0		484	62.1

Rating 7	425		1.0		43.9		253	59.5

Rating 8	80		1.7		30.6		58	72.6

Rating 9	141		2.7		36.2		149	105.5

Rating 10	45		4.6		35.5		53	116.8

Rating 11	31		7.8		43.0		56	179.5

Rating 12	11	1	13.0		43.3		25	225.5

Rating 13	5		22.0		43.6		12	259.1

Impaired and defaulted[2]	17						18	106.0

Total 31.12.14	48,628	7,236	0.1	[2]	36.7	[2]	8,070	16.6

1  Average PD for the internal rating categories are based on midpoint values.    2  Weighted average PD and LGD exclude impaired and defaulted assets. Refer to the “Risk management and control” section of our Annual Report 2014 for impaired and defaulted figures.

Table 9c: Corporates – A-IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

	30.6.15
CHF million, except where indicated	Regulatory net credit exposure		of which: loan commitments	Average PD in %[1]		Average LGD in %		RWA		Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2	44,950		2,345	0.0		18.4		4,755		10.6

Rating 3	17,410		4,745	0.1		33.3		3,806		21.9

Rating 4	14,468		1,521	0.2		34.3		4,179		28.9

Rating 5	10,983		948	0.4		36.4		5,031		45.8

Sub-investment grade

Rating 6	12,779		407	0.6		28.0		6,030		47.2

Rating 7	12,907		867	1.0		24.3		6,147		47.6

Rating 8	10,027		1,019	1.7		17.5		4,091		40.8

Rating 9	6,174		435	2.7		21.0		3,430		55.6

Rating 10	3,710		1,033	4.6		18.5		2,241		60.4

Rating 11	1,253		390	7.8		17.4		836		66.7

Rating 12	418		97	13.0		15.6		287		68.7

Rating 13	191		6	22.0		14.2		143		75.0

Impaired and defaulted[2]	1,473		9					1,561		106.0

Total 30.6.15	136,743	[3]	13,822	0.7	[2]	25.1	[2]	42,538	[4]	31.1

1  Average PD for the internal rating categories are based on midpoint values.    2  Weighted average PD and LGD exclude impaired and defaulted assets.    3  Includes exposures to managed funds with a regulatory net credit exposure of approximately CHF 38,963 million. Typically these funds have virtually no debt, are very low risk, and thus have very low A-IRB risk weights.    4  Includes high volatility commercial real estate (HVCRE) exposures related to specialized lending secured by properties sharing higher volatilities in portfolio default rates (RWA: CHF 120 million as of 30 June 2015).

	31.12.14
CHF million, except where indicated	Regulatory net credit exposure		of which: loan commitments	Average PD in %[1]		Average LGD in %		RWA		Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2	53,700		2,568	0.0		19.2		3,744		7.0

Rating 3	20,974		5,431	0.1		36.8		4,108		19.6

Rating 4	11,427		1,354	0.2		37.9		3,728		32.6

Rating 5	12,071		992	0.4		36.4		5,417		44.9

Sub-investment grade

Rating 6	13,741		708	0.6		26.9		6,114		44.5

Rating 7	12,287		500	1.0		22.8		5,424		44.1

Rating 8	8,250		611	1.7		18.5		3,492		42.3

Rating 9	5,579		586	2.7		20.8		3,038		54.4

Rating 10	3,994		1,575	4.6		21.1		3,028		75.8

Rating 11	1,416		452	7.8		17.5		1,068		75.4

Rating 12	300		82	13.0		14.6		186		62.1

Rating 13	108		21	22.0		23.1		135		124.3

Impaired and defaulted[2]	1,552		4					1,645		106.0

Total 31.12.14	145,399	[3]	14,884	0.7	[2]	25.8	[2]	41,126	[4]	28.3

1  Average PD for the internal rating categories are based on midpoint values.    2  Weighted average PD and LGD exclude impaired and defaulted assets. Refer to the “Risk management and control” section of our Annual Report 2014 for impaired and defaulted figures.    3  Includes exposures to managed funds with a regulatory net credit exposure of approximately CHF 45,653 million. Typically these funds have virtually no debt, are very low risk, and thus have very low A-IRB risk weights.    4  Includes high volatility commercial real estate (HVCRE) exposures related to specialized lending secured by properties sharing higher volatilities in portfolio default rates (RWA: CHF 159 million as of 31 December 2014).

Table 9d: Residential mortgages – A-IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

	30.6.15
CHF million, except where indicated	Regulatory net credit exposure	of which: loan commitments	Average PD in %[1]		Average LGD in %		RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2	37,982	167	0.0		10.6		687	1.8

Rating 3	16,615	47	0.1		11.0		621	3.7

Rating 4	17,340	50	0.2		11.2		1,160	6.7

Rating 5	15,133	49	0.4		11.4		1,622	10.7

Sub-investment grade

Rating 6	11,583	49	0.6		12.4		1,796	15.5

Rating 7	11,611	199	1.0		12.1		2,518	21.7

Rating 8	9,010	65	1.7		12.1		2,733	30.3

Rating 9	5,736	22	2.7		11.3		2,379	41.5

Rating 10	3,145	13	4.6		10.9		1,741	55.4

Rating 11	1,454	6	7.8		10.8		1,051	72.3

Rating 12	587	4	13.0		10.8		516	87.9

Rating 13	223	3	22.0		11.1		230	103.4

Impaired and defaulted[2]	509	0					540	106.0

Total 30.6.15	130,928	674	0.8	[2]	11.3	[2]	17,596	13.4

1  Average PD for the internal rating categories are based on midpoint values.    2  Weighted average PD and LGD exclude impaired and defaulted assets.

	31.12.14
CHF million, except where indicated	Regulatory net credit exposure	of which: loan commitments	Average PD in %[1]		Average LGD in %		RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2	37,281	156	0.0		10.6		579	1.6

Rating 3	16,673	45	0.1		11.0		540	3.2

Rating 4	17,109	48	0.2		11.2		995	5.8

Rating 5	15,197	47	0.4		11.4		1,433	9.4

Sub-investment grade

Rating 6	11,824	60	0.6		12.4		1,658	14.0

Rating 7	12,011	236	1.0		12.0		2,331	19.4

Rating 8	9,318	57	1.7		12.1		2,517	27.0

Rating 9	5,829	34	2.7		11.3		2,132	36.6

Rating 10	3,144	9	4.6		11.0		1,525	48.5

Rating 11	1,452	13	7.8		10.8		909	62.6

Rating 12	581	4	13.0		10.8		443	76.3

Rating 13	224	5	22.0		11.0		199	89.1

Impaired and defaulted[2]	477						506	106.0

Total 31.12.14	131,121	714	0.8	[2]	11.3	[2]	15,767	12.0

1  Average PD for the internal rating categories are based on midpoint values.    2  Weighted average PD and LGD exclude impaired and defaulted assets. Refer to the “Risk management and control” section of our Annual Report 2014 for impaired and defaulted figures.

Table 9e: Lombard lending – A-IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

	30.6.15
CHF million, except where indicated	Regulatory net credit exposure	of which: loan commitments	Average PD in %[1]		Average LGD in %		RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2	59,044	205	0.0		20.0		1,467	2.5

Rating 3	38,317	65	0.1		20.0		1,568	4.1

Rating 4	2,999	3	0.2		20.0		179	6.0

Rating 5	6,819	7	0.4		20.0		832	12.2

Sub-investment grade

Rating 6	2,374	10	0.6		20.0		383	16.1

Rating 7	1,345	1	1.0		20.0		259	19.3

Rating 8	389	15	1.7		20.0		101	25.9

Rating 9	104		2.7		20.0		30	29.1

Rating 10	488	26	4.6		20.0		151	31.1

Rating 11	348	11	7.8		20.0		116	33.3

Rating 12

Rating 13

Impaired and defaulted[2]	11						11	106.0

Total 30.6.15	112,238	343	0.2	[2]	20.0	[2]	5,097	4.5

1  Average PD for the internal rating categories are based on midpoint values.    2  Weighted average PD and LGD exclude impaired and defaulted assets.

	31.12.14
CHF million, except where indicated	Regulatory net credit exposure	of which: loan commitments	Average PD in %[1]		Average LGD in %		RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2	56,020	199	0.0		20.0		1,473	2.6

Rating 3	35,336	102	0.1		20.0		1,577	4.5

Rating 4	3,257	6	0.2		20.0		250	7.7

Rating 5	6,651	32	0.4		19.6		807	12.1

Sub-investment grade

Rating 6	3,007	2	0.6		20.0		520	17.3

Rating 7	1,463	1	1.0		20.0		315	21.6

Rating 8	358	11	1.7		20.2		111	31.0

Rating 9	38		2.7		20.0		11	29.1

Rating 10	503	28	4.6		20.0		156	31.0

Rating 11	398	11	7.8		20.0		132	33.3

Rating 12

Rating 13

Impaired and defaulted[2]	6						6	106.0

Total 31.12.14	107,036	393	0.2	[2]	20.0	[2]	5,359	5.0

1  Average PD for the internal rating categories are based on midpoint values.    2  Weighted average PD and LGD exclude impaired and defaulted assets. Refer to the “Risk management and control” section of our Annual Report 2014 for impaired and defaulted figures.

Table 9f: Qualifying revolving retail exposures – A-IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

	30.6.15
CHF million, except where indicated	Regulatory net credit exposure	of which: loan commitments	Average PD in %[1]		Average LGD in %		RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2

Rating 3

Rating 4

Rating 5

Sub-investment grade

Rating 6

Rating 7

Rating 8	132		1.7		47.0		37	28.0

Rating 9	1,373		2.7		42.0		483	35.2

Rating 10

Rating 11

Rating 12

Rating 13

Impaired and defaulted[2]	7						7	106.0

Total 30.6.15	1,512		2.6	[2]	42.4	[2]	527	34.9

1  Average PD for the internal rating categories are based on midpoint values.    2  Weighted average PD and LGD exclude impaired and defaulted assets.

	31.12.14
CHF million, except where indicated	Regulatory net credit exposure	of which: loan commitments	Average PD in %[1]		Average LGD in %		RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2

Rating 3

Rating 4

Rating 5

Sub-investment grade

Rating 6

Rating 7

Rating 8	124		1.7		47.0		35	28.0

Rating 9	1,394		2.7		42.0		490	35.2

Rating 10

Rating 11

Rating 12

Rating 13

Impaired and defaulted[2]	7						7	106.0

Total 31.12.14	1,524		2.6	[2]	42.4	[2]	532	34.9

1  Average PD for the internal rating categories are based on midpoint values.    2  Weighted average PD and LGD exclude impaired and defaulted assets. Refer to the “Risk management and control” section of our Annual Report 2014 for impaired and defaulted figures.

Table 9g: Other Retail – A-IRB approach: Regulatory net credit exposure, weighted average PD, LGD and RWA by internal UBS ratings

	30.6.15
CHF million, except where indicated	Regulatory net credit exposure	of which: loan commitments	Average PD in %[1]		Average LGD in %		RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2	152		0.0		17.8		6	3.9

Rating 3	25		0.1		17.0		1	4.0

Rating 4	5		0.2		7.8		0	3.2

Rating 5	8		0.4		12.1		1	8.1

Sub-investment grade

Rating 6	5		0.6		15.5		1	14.3

Rating 7	206		1.0		40.0		90	43.8

Rating 8	5		1.7		40.0		2	48.6

Rating 9	204	2	2.7		55.5		164	80.5

Rating 10	12		4.6		33.3		6	52.7

Rating 11	6		7.8		33.0		3	55.1

Rating 12	1		13.0		28.3		0	51.1

Rating 13

Impaired and defaulted[2]	7						8	106.0

Total 30.6.15	638	2	1.4	[2]	37.7	[2]	283	44.4

1  Average PD for the internal rating categories are based on midpoint values.    2  Weighted average PD and LGD exclude impaired and defaulted assets.

	31.12.14
CHF million, except where indicated	Regulatory net credit exposure	of which: loan commitments	Average PD in %[1]		Average LGD in %		RWA	Average risk weight in %
Investment grade

Rating 0

Rating 1

Rating 2	146		0.0		18.0		7	4.8

Rating 3	63		0.1		18.4		3	4.3

Rating 4	7		0.2		12.4		0	5.1

Rating 5	10		0.4		11.3		1	7.3

Sub-investment grade

Rating 6	2		0.6		14.1		0	12.9

Rating 7	107		1.0		32.8		38	35.7

Rating 8	3		1.7		22.7		1	28.1

Rating 9	217	1	2.7		51.8		163	75.0

Rating 10	8		4.6		26.4		3	42.0

Rating 11	10		7.8		49.7		8	81.1

Rating 12	0		13.0		16.5		0	30.2

Rating 13

Impaired and defaulted[2]	8						9	106.0

Total 31.12.14	582	1	1.5	[2]	34.1	[2]	233	40.1

1  Average PD for the internal rating categories are based on midpoint values.    2  Weighted average PD and LGD exclude impaired and defaulted assets. Refer to the “Risk management and control” section of our Annual Report 2014 for impaired and defaulted figures.

Standardized approach

The standardized approach is generally applied where it is not possible to use the A-IRB approach. The standardized approach requires banks to use risk assessments prepared by external credit assessment institutions (ECAI) or export credit agencies to determine the risk weightings applied to rated counterparties. We use FINMA-recognized ECAI risk assessments to determine the risk weight for certain counterparties according to the BIS-defined exposure segments.

We use three FINMA-recognized ECAI for this purpose: Standard & Poor’s Ratings Group, Moody’s Investors Service and Fitch Ratings. The mapping of external ratings to the standardized approach risk weights is determined by FINMA and published on its website.

Table 10a: Regulatory gross and net credit exposure by risk weight under the standardized approach

This table provides a breakdown of the regulatory gross and net credit exposure by risk weight according to BIS-defined exposure segments for those credit exposures for which we apply the standardized approach.

CHF million	Total exposure						Total exposure
Risk weight	0%		>0–20%	21–50%	51–100%	over 100%	30.6.15	31.12.14

Regulatory gross credit exposure

Sovereigns	64,774		103	205	45	5	65,132	57,321

Banks			8,129	513	118		8,760	8,044

Corporates	2		4,996	966	16,027	21	22,012	21,065

Central counterparties	31,822	[1]	39,947	364	92	543	72,768	54,291

Retail

Residential mortgages				5,662	269		5,932	6,038

Lombard lending

Qualifying revolving retail exposures

Other retail					2,244		2,244	2,377

Total 30.6.15	96,598		53,175	7,710	18,795	570	176,847

Total 31.12.14	86,387		35,861	9,823	16,823	243		149,136

Regulatory net credit exposure

Sovereigns	64,774		103	205	45	5	65,132	57,321

Banks			8,129	513	57		8,699	7,916

Corporates	2		4,996	958	9,671	21	15,648	15,899

Central counterparties	31,822	[1]	35,746	364	92	543	68,567	54,291

Retail

Residential mortgages				5,662	268		5,931	6,038

Lombard lending

Qualifying revolving retail exposures

Other retail					2,243		2,243	2,376

Total 30.6.15	96,598		48,974	7,702	12,376	570	166,219

Total 31.12.14	86,387		35,859	9,705	11,662	228		143,841

1  A risk weight of 0% is applied for trades UBS has entered into with central counterparties on behalf of its client and where the client has signed a legally enforceable agreement reflecting that the default risk of that central counterparty is carried by the client.

Table 10b: Regulatory net credit exposure under the standardized approach risk weighted using external ratings

This table provides a breakdown of the rated and unrated regulatory net credit exposure by ECAI and by risk weight according to BIS-defined exposure segments for those credit exposures for which we apply the standardized approach.

CHF million		Total exposure						Total exposure
Risk weight		0%		>0–20%	21–50%	51–100%	over 100%	30.6.15	31.12.14

Regulatory net credit exposure[1]

Sovereigns	Rated[2]	64,736		103	205	0	5	65,049	57,249
	Unrated	39				45		83	72

Banks	Rated[2]			4,389	21	14		4,424	3,720
	Unrated			3,740	492	43		4,275	4,196

Corporates	Rated[2]			4,996	958	54	4	6,012	7,038
	Unrated	2				9,618	17	9,637	8,861

Central counterparties	Rated[2]	4,282	[3]	1,774				6,056	196
	Unrated[4]	27,540	[3]	33,972	364	92	543	62,511	54,095

Retail	Rated[2]
	Unrated				5,662	2,511		8,174	8,414

Total 30.6.15		96,598		48,974	7,702	12,376	570	166,219

Total 31.12.14		86,387		35,859	9,705	11,662	228		143,841

1  For a breakdown of securitization exposures by risk weight bands and rating clusters refer to tables 27a to 27c (banking book) and 31a to 31c (trading book) of this report.    2  We use three FINMA recognized ECAI for this purpose: Standard & Poor’s Ratings Group, Moody’s Investors Service and Fitch Ratings.    3  A risk weight of 0% is applied for trades UBS has entered into with central counterparties on behalf of its client and where the client has signed a legally enforceable agreement reflecting that the default risk of that central counterparty is carried by the client.    4  In accordance with the regulations based on the Basel III framework, external ratings are not used for the risk weighting of trades with qualifing central counterparties.

Table 11: Eligible financial collateral recognized under standardized approach

This table provides a breakdown of the financial collateral eligible for recognition in the regulatory capital calculation under the standardized approach, according to BIS-defined exposure segments.

CHF million	Regulatory net credit exposure under standardized approach		Eligible financial collateral recognized in capital calculation[1]
	30.6.15	31.12.14	30.6.15	31.12.14
Exposure segment

Sovereigns	65,132	57,321	3	3

Banks	8,699	7,916	1,058	1,662

Corporates	15,648	15,899	8,408	6,604

Central counterparties	68,567	54,291	29,824	9,465

Retail

Residential mortgages	5,931	6,038	1

Lombard lending

Qualifying revolving retaill exposures

Other retail	2,243	2,376	36	19

Total	166,219	143,841	39,331	17,752

1  Reflects the impact of the application of regulatory haircuts for exposures not covered under an internal exposure model. The eligible financial collateral recognized in the capital calculation is based on the difference between the regulatory gross credit exposure and the regulatory net credit exposure.

Impairment, default and credit loss

The “Risk management and control” section and “Note 12 Allowances and provisions for credit losses” in the “Financial information” section of our Annual Report 2014 provide additional information on the impaired, default and credit loss-related disclosures.

Table 12: Impaired assets by geographical region

This table shows a breakdown by region of credit exposures arising from impaired assets as well as corresponding allowances and provisions for credit losses. Impaired asset exposures include loans, guarantees, loan commitments and securities financing transactions.

CHF million	Impaired assets	Specific allowances and provisions	Impaired assets net of specific allowances and provisions	Collective allowances and provisions	Total allowances and provisions 30.6.15	Total allowances and provisions 31.12.14
Asia Pacific	51	(38)	13	0	(38)	(38)

Latin America	20	(17)	2	0	(17)	(19)

Middle East and Africa	11	(6)	6	0	(6)	(22)

North America	67	(46)	21	(1)	(47)	(50)

Switzerland	924	(378)	546	(4)	(382)	(411)

Rest of Europe	230	(156)	74	0	(156)	(194)

Total 30.6.15	1,303	(640)	663	(6)	(646)

Total 31.12.14	1,396	(727)	668	(8)		(735)

Table 13: Impaired assets by exposure segment

This table provides a breakdown by exposure segment of credit exposures arising from impaired assets as well as corresponding allowances and provisions for credit losses.

CHF million	Impaired assets	Specific allowances and provisions	Collective allowances and provisions	Total allowances and provisions 30.6.15	Write-offs for the six-month period ended 30.6.15	Total allowances and provisions 31.12.14
Sovereigns	13	(10)	0	(10)	0	(11)

Banks	7	(6)	0	(6)	0	(15)

Corporates	1,024	(505)	0	(505)	(97)	(560)

Central counterparties	0	0	0	0	0	0

Retail

Residential mortgages	130	(38)	0	(38)	0	(38)

Lombard lending	54	(49)	0	(49)	(1)	(54)

Qualifying revolving other retail exposures	23	(16)	0	(16)	(12)	(16)

Other retail	52	(16)	(1)	(17)	(1)	(36)

Not allocated segment[1]	0	0	(4)	(4)	0	(5)

Total 30.6.15	1,303	(640)	(6)	(646)	(112)

Total 31.12.14	1,396	(727)	(8)		(154)	(735)

1  With the exception of Wealth Management Americas lombard lending, collective loan loss allowances are not allocated to individual counterparties.

Table 14: Changes in allowances and provisions

This table provides a breakdown of movements in the specific and collective allowances and provisions for credit losses for impaired assets.

è	Refer to “Note 12 Allowances and provisions for credit losses” in the “Financial information” section of our Annual Report 2014 for more information

CHF million	Specific allowances and provisions for banking products and securities financing	Collective allowances	For the six-month period ended 30.6.15	For the year ended 31.12.14
Balance at the beginning of the period	727	8	735	750

Write-offs/usage of provisions	(111)	(1)	(112)	(154)

Recoveries	27	0	28	29

Increase/(decrease)	30	(1)	29	78

Foreign currency translations	(31)	0	(31)	21

Other	(3)		(3)	11

Balance at the end of the period	640	6	646	735

Table 15: Total actual and expected credit losses

This table provides a breakdown by exposure segment of the actual credit (loss)/recovery amount (including credit valuation adjustments on derivatives) recognized in our income statement, as well as the corresponding expected loss. A comparison of our expected loss versus actual loss for 2015 will be provided in our full-year Basel III Pillar 3 disclosure to be included in our Annual Report 2015.

è	Refer to “Comparison of actual versus expected loss” in the “Risk management and control” section of our Annual Report 2014 for more information

	Actual loss[1]	Expected loss	Actual loss[1]
CHF million	For the six-month period ended 30.6.15	As of 31.12.13 for the year ended 31.12.14	For the year ended 31.12.14
Sovereigns		(2)	(1)

Banks	21	(39)	(18)

Corporates	(29)	(189)	(135)

Central counterparties		0	0

Retail

Residential mortgages	(4)	(111)	1

Lombard lending	1	(30)	12

Qualifying revolving other retail exposures	(1)	(16)	(5)

Other retail	6	(5)	(2)

Not allocated segment[2]	5		15

Total gain (loss)	(1)	(392)	(133)

1  Reflects credit losses recognized in our IFRS income statement, including recoveries. Comparative figures for 31 December 2014 have been restated accordingly. 2  Includes changes in collective loan loss allowances.

Derivatives credit risk

Table 16: Credit exposure of derivative instruments

This table provides an overview of our credit exposures arising from derivatives. Exposures are provided based on the balance sheet carrying values of derivatives as well as regulatory net credit exposures. The net balance sheet credit exposure differs from the regulatory net credit exposures because of differences in valuation methods, netting and collateral deductions used for accounting and regulatory capital purposes. Net current credit exposure is derived from gross positive replacement values which reflect the balance sheet carrying values of derivatives after netting and eligible financial collateral, where an enforceable master netting agreement is in place. Regulatory net credit exposure is calculated using our internal models or the supervisory approach.

è	Refer to “Note 14 Derivative instruments and hedge accounting” in the “Financial information” section of our Annual Report 2014 for more information on derivative instruments

CHF million	30.6.15	31.12.14
Gross positive replacement values	173,681	256,978

Netting benefits recognized[1]	(127,026)	(198,744)

Collateral held[1]	(25,159)	(30,794)

of which: cash collateral	(21,416)	(25,128)

of which: non-cash collateral	(3,743)	(5,666)

Net current credit exposure	21,496	27,439

Regulatory net credit exposure (total counterparty credit risk)	76,187	82,961

of which: based on internal models (effective EPE)	59,125	68,917

of which: based on supervisory approaches (current exposure method)	17,062	14,044

1  For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by relevant netting agreements so as not to exceed the net amount of financial assets presented on the balance sheet; i.e., over-collateralization, where it exists, is not reflected in the table.

Other credit risk information

Our credit derivatives trading is predominantly conducted on a collateralized basis. This means that our mark-to-market exposures arising from derivatives activities with collateralized counterparties are typically closed out in full or reduced to nominal levels on a regular basis by the use of collateral.

Derivatives trading with counterparties with high credit ratings is typically conducted under an International Swaps and Derivatives Association (ISDA) master netting agreement. Credit exposures to those counterparties from credit default swaps (CDS), together with exposures from other over-the-counter

(OTC) derivatives, are netted and included in the calculation of the collateral that is required to be posted. Trading with lower-rated counterparties, such as hedge funds, would generally require an initial margin to be posted by the counterparty.

We receive collateral from or post collateral to our counterparties based on our open net receivable or net payable from OTC derivative activities. Under the terms of the ISDA master netting agreement and similar agreements, this collateral, which generally takes the form of cash or highly liquid debt securities, is available to cover any amounts due under those derivative transactions.

Table 17: Credit derivatives

This table provides an overview of the notional amount of credit derivatives, including those used to manage risks within our banking and trading books. Notional amounts of credit derivatives do not include any netting benefits. For capital underpinning of the counterparty credit risk of derivative positions, the effective EPE or exposure according to current exposure method is applied. Notional amounts are reported based on the regulatory scope of consolidation.

	Regulatory banking book			Regulatory trading book			Total
Notional amounts, CHF million	Protection bought	Protection sold	Total	Protection bought	Protection sold	Total	30.6.15	31.12.14
Credit default swaps	11,784	786	12,570	159,388	155,386	314,775	327,345	483,875

Total rate of return swaps	232		232	4,370	4,724	9,094	9,326	8,899

Options and warrants				4,277	52	4,330	4,330	8,028

Total 30.6.15	12,017	786	12,803	168,036	160,162	328,198	341,001

Total 31.12.14	13,970	751	14,722	248,849	237,231	486,080		500,802

Measured on a notional basis, our counterparties for buying and selling protection are mainly banks and, to a lesser extent, broker-dealers and central counterparties. In the first half of 2015, we saw a material reduction in notional exposures of CDS in the regulatory trading book, primarily with banks.

è

Refer to “Note 14 Derivative instruments and hedge accounting” in the “Financial information” section of our Annual Report 2014 for more information on credit derivatives by instrument and counterparty

Equity instruments in the banking book

The regulatory capital view for equity instruments in the banking book differs from the IFRS view, primarily due to the following:

–

Differences in the basis of valuation, for example financial investments available-for-sale are subject to fair value accounting under IFRS but for regulatory capital purposes have the “lower of cost or market” or “cost less impairment” concept applied.

–	Certain instruments which are held as debt investments on the IFRS balance sheet, mainly investment fund units, are treated as equity instruments for regulatory capital purposes.
–

Certain instruments which are held as trading portfolio assets on the IFRS balance sheet, but which are not part of the regulatory VaR framework, are included as equity instruments in the banking book for regulatory capital purposes.

–	Differences in the scope of consolidation.
è	Refer to the “Scope of regulatory consolidation” section of this report for more information

Table 18: Equity instruments in the banking book

The table below shows the different equity instruments categories held in the banking book with their amounts as recognized under IFRS, followed by the regulatory capital adjustment amount. This adjustment considers the abovementioned differences to IFRS resulting in the total regulatory equity instruments exposure under the BIS framework, the corresponding RWA and the capital charge.

The table also shows net realized gains and losses and unrealized revaluation gains relating to equity instruments.

	As of
CHF million	30.6.15	31.12.14
Equity instruments

Financial investments available-for-sale	564	664

Investments in associates	908	927

Total equity instruments under IFRS	1,472	1,591

Regulatory capital adjustment[1]	620	780

Total equity instruments under regulatory capital[2]	2,092	2,371

of which: to be risk weighted

publicly traded (risk weighted at 300%)	141	219

privately held (risk weighted at 400%)[3]	863	1,039

not deducted in application of threshold, but risk weighted at 250%	736	738

of which: deduction from common equity tier 1 capital[4]	352	375

RWA according to simple risk weight method[5]	4,326	4,735

Capital requirement according to simple risk weight method[5]	546	526

Total capital charge	898	901

Net realized gains/(losses) and unrealized gains from equity instruments	For the six months ended 30.6.15	For the year ended 31.12.14

Net realized gains/(losses) from disposals	75	80

Unrealized revaluation gains	220	285

of which: included in tier 2 capital	99	128

1  Includes CHF 474 million of investment fund units treated as debt investments under IFRS as of 30 June 2015.    2  Total equity instruments under regulatory capital of CHF 2,092 million, as of 30 June 2015, excluding CHF 408 million booked in trust entities (compensation and benefit vehicles) and CHF 352 million goodwill of investments in associates, i.e., CHF 1,331 million net EAD is also disclosed in the “Equity instruments in the banking book” line of “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets.    3  Includes CHF 408 million exposure booked in trust entites (compensation and benefit vehicles) that did not generate risk-weighted assets.    4  Under the Basel III framework, goodwill of investments in associates is deducted from common equity tier 1 capital.    5  The risk-weighted assets of CHF 4,326 million and the capital requirement of CHF 546 million, as of 30 June 2015, are also disclosed in the “Equity instruments in the banking book” line of “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets.”

Market risk

The “Risk management and control” section of our quarterly and annual reports provides comprehensive information on market risk-related Pillar 3 disclosures.

è	Refer to “Market risk” in the “Risk management and control” section of our Annual Report 2014, as well as our first and second quarter 2015 reports for more information

Backtesting of VaR

For backtesting purposes, we compute backtesting VaR using a 99% confidence level and one-day holding period for the population included within regulatory VaR. The backtesting process compares backtesting VaR calculated on positions at the close of each business day with the revenues generated by those positions on the following business day. Backtesting revenues exclude non-trading revenues, such as fees and commissions and revenues from intraday trading, to ensure a like-for-like comparison. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s backtesting VaR.

We did not have any Group downside backtesting exceptions in the first six months of 2015. There were two downside backtesting exceptions in the 12 months preceding the end of June 2015. The chart “Group: development of backtesting revenues against backtesting VaR” shows the development of backtest VaR against backtesting revenues of the Group for the first six months of 2015. The chart shows both the negative and positive tails of the backtest VaR distribution at 99% confidence intervals representing, respectively, the losses and gains that could potentially be realized over a one-day period at that level of confidence. The positive backtesting revenue in the chart in January 2015 resulted from the significant market volatility following the Swiss National Bank’s decision to discontinue the minimum targeted exchange rate for the Swiss franc versus the euro. Extreme market moves, particularly in foreign exchange markets, were observed far outside of the 99th percentile of the historical VaR time series.

The histogram “Investment Bank and Corporate Center – Non-core and Legacy Portfolio daily revenue distribution” shows the daily revenue distribution for the Investment Bank and Corporate Center – Non-core and Legacy Portfolio for the first six months of 2015. This includes, in addition to backtesting revenues, revenues such as commissions and fees, revenues from intraday trading and own credit.

Table 19: Group: backtesting regulatory value-at-risk (1-day, 99% confidence, 5 years of historical data)

This table shows the Group’s minimum, maximum, average and period-end regulatory backtesting VaR.

	For the six months ended 30.6.15				For the year ended 31.12.14
CHF million	Min.	Max.	Average	30.6.15	Min.	Max.	Average	31.12.14
Group	14	35	20	20	15	38	22	20

Chart 1: Group: development of backtesting revenues[1] against backtesting Var[2] (1-day, 99% confidence)	Chart 2: Investment Bank and Corporate Center – Non-core and Legacy Portfolio daily revenue distribution[1]

[1] In addition to backtesting revenues, includes revenues such as commissions and fees, revenues from intraday trading, and own credit.
[1] Excludes non-trading revenues, such as commissions and fees, and revenues from intraday trading.
[2] Based on Basel III regulatory VaR, excludes CVA positions and their eligible hedges which are subject to the new standalone CVA charge.

Securitization

This section provides details of traditional and synthetic securitization exposures in the banking and trading book based on the Basel III framework. Securitized exposures are risk weighted, generally, based on their external ratings. This section also provides details of the regulatory capital requirement associated with these exposures.

In a traditional securitization, a pool of loans (or other debt obligations) is typically transferred to structured entities that have been established to own the loan pool and to issue tranched securities to third-party investors referencing this pool of loans. In a synthetic securitization, legal ownership of securitized pools of assets is typically retained, but associated credit risk is transferred to structured entities typically through guarantees, credit derivatives or credit-linked notes. Hybrid structures with a mix of traditional and synthetic features are disclosed as synthetic securitizations.

We act in different roles in securitization transactions. As originator, we create or purchase financial assets, which are then securitized in traditional or synthetic securitization transactions, enabling us to transfer significant risk to third-party investors. As sponsor, we manage, provide financing or advise securitization programs. In line with the Basel III framework, sponsoring includes underwriting, that is, placing securities in the market. In all other cases, we act in the role of investor by taking securitization positions.

RWA attributable to securitization positions decreased to CHF 2.2 billion as of 30 June 2015 from CHF 3.9 billion as of 31 December 2014, mainly due to a decline of CHF 1.5 billion in Corporate Center – Non-core and Legacy Portfolio, predominantly from the sale of bond positions held as hedges against derivative exposures, as well as the sale of collateralized loan obligation bond positions.

è	Refer to “Note 30 Interests in subsidiaries and other entities” in the “Financial information” section of our Annual Report 2014 for more information on structured entities
è

Refer to “Corporate Center – Non-core and Legacy Portfolio” in the “Risk management and control” section of our Annual Report 2014 for more information on RWA by portfolio composition and exposure category

Table 20: Securitization/re-securitization

	30.6.15				31.12.14
CHF million	Gross EAD	Net EAD	RWA	Capital requirement	Gross EAD	Net EAD	RWA	Capital requirement
Securitization/re-securitization in the banking book	5,125	5,125	1,273	161	9,048	9,048	2,650	295

CC – Non-core and Legacy Portfolio	1,418	1,418	757	96	4,735	4,735	2,028	226

Other business divisions[1]	3,708	3,708	516	65	4,313	4,313	622	69

Securitization/re-securitization in the trading book	1,668	1,668	959	121	1,610	1,610	1,262	140

CC – Non-core and Legacy Portfolio	1,195	1,195	730	92	1,205	1,205	993	110

Other business divisions[1]	474	474	229	29	405	405	268	30

1  Mainly reflecting exposures in the Investment Bank.

Objectives, roles and involvement

Securitization in the banking book

Securitization positions held in the banking book include tranches of synthetic securitization of loan exposures and over-the-counter derivatives. These were primarily hedging transactions executed in 2014, 2013 and 2012 by synthetically transferring counterparty credit risk. In addition, securitization in the banking book includes legacy risk positions in Corporate Center – Non Core and Legacy portfolio. As of 30 June 2015, this portfolio consisted primarily of CDS positions referencing asset-backed securities (ABS) assets with related cash and synthetic hedges to mitigate the impact of directional movements.

In the first half of 2015, we acted in the roles of both originator and sponsor. As originator, we sold originated commercial mortgage loans into securitization programs. As sponsor, we managed or advised securitization programs and helped to place the securities in the market. Refer to “Table 21: Securitization activity for the period in the banking book” for an overview of our originating and sponsoring activities in the first half of 2015 and in full year 2014, respectively.

Securitization and re-securitization positions in the banking book are measured either at fair value or at amortized cost less impairment. The impairment assessment for a securitized position is generally based on the net present value of future cash flows expected from the underlying pool of assets.

Securitization in the trading book

Securitizations (including correlation products) held in the trading book are part of the trading activities, which typically include market-making and client facilitation. Included in the trading book are positions in our correlation book and legacy positions in leveraged super senior tranches. In the trading book, securitization and re-securitization positions are measured at fair value reflecting market prices where available or are based on our internal pricing models.

Type of structured entities and affiliated entities involved in the securitization transactions

For the securitization of third-party exposures, the type of structured entities employed is selected as appropriate based on the type of transaction undertaken. Examples include limited liability corporations, common law trusts and depositor entities.

We manage or advise significant groups of affiliated entities that invest in exposures we have securitized or in structured entities that we sponsor. Significant groups of affiliated entities include North Street, Brooklands/ELM, and East Street, which are involved in the US, European and Asia Pacific reference-linked note programs, respectively.

è	Refer to “Note 30 Interests in subsidiaries and other entities” in the “Financial information” section of our Annual Report 2014 for more information on structured entities
è	Refer to the “Corporate Center” section of our second quarter 2015 report for more information on RWA by portfolio composition and exposure category

Managing and monitoring of the credit and market risk of securitization positions

The banking book securitization and re-securitization portfolio is subject to specific risk monitoring, which may include interest rate and credit spread sensitivity analysis, as well as inclusion in firm-wide earnings-at-risk, capital-at-risk and combined stress test metrics.

The trading book securitization and re-securitization positions are also subject to multiple risk limits in our Investment Bank, such as management VaR and stress limits as well as market value limits. As part of managing risks within pre-defined risk limits, traders may utilize hedging and risk mitigation strategies. Hedging may, however, expose the firm to basis risks as the hedging instrument and the position being hedged may not always move in parallel. Such basis risks are managed within the overall limits. Any retained securitization from origination activities and any purchased securitization positions are governed by risk limits together with any other trading positions. Legacy trading book securitization exposure is subject to the same management VaR limit framework. Additionally, risk limits are used to control the unwind, novation and asset sales process on an ongoing basis.

Regulatory capital treatment of securitization structures

Generally, in both the banking and trading book we apply the ratings-based approach to securitization positions using ratings, if available, from Standard & Poor’s Ratings Group, Moody’s Investors Service and Fitch Ratings for all securitization and re-securitization exposures. The selection of the External Credit Assessment Institutions (ECAI) is based on the primary rating agency concept. This concept is applied, in principle, to avoid that the credit assessment by one ECAI is applied for one or more tranches and another ECAI for the other tranches unless this is the result of the application of the specific rules for multiple assessments. If any two of the abovementioned rating agencies have issued a rating for a particular position, we would apply the lower credit rating of the two. If all three rating agencies have issued a rating for a particular position, we would apply the middle credit rating of the three. Under the ratings-based approach, the amount of capital required for securitization and re-securitization exposures in the banking book is capped at the level of the capital requirement that would have been assessed against the underlying assets had they not been securitized. This treatment has been applied in particular to the US and European reference-linked note programs. For the purposes of determining regulatory capital and the Pillar 3 disclosure for these positions, the underlying exposures are reported under the standardized approach, the advanced internal ratings-based approach or the securitization approach, depending on the category of the underlying security. If the underlying security is reported under the standardized approach or the advanced internal ratings-based approach, the related positions are excluded from the tables on the following pages.

The supervisory formula approach is applied to synthetic securitizations of portfolios of counterparty credit risk inherent in derivatives and loan exposures for which an external rating was not sought. The supervisory formula approach is also applied to leveraged super senior tranches.

In the trading book, the comprehensive risk measure is used for the correlation portfolio as defined by Basel III requirements. This measure broadly covers securitizations of liquid corporate underlying assets as well as associated hedges that are not necessarily securitizations, for example, single-name credit default swaps and credit default swaps on indices.

We do not apply the concentration ratio approach or the internal assessment approach to securitization positions.

The counterparty risk of interest rate or foreign currency derivatives with securitization vehicles is treated under the advanced internal ratings-based approach and is therefore not part of this disclosure.

Accounting policies

Refer to “Note 1 Summary of significant accounting policies” in the “Financial information” section of our Annual Report 2014 for information on accounting policies that relate to securitization activities, primarily “Note 1a item 3 Subsidiaries and structured entities” and “Note 1a item 12 Securitization structures set up by UBS.”

We disclose our intention to securitize exposures as an originator, if assets are designated for securitization and a tentative pricing date for a transaction is known as of the balance sheet date or if a pricing of a transaction has been fixed. Exposures intended to be securitized continue to be valued in the same way until such time as the securitization transaction takes place.

Presentation principles

It is our policy to present Pillar 3 disclosures for securitization transactions and balances in line with the capital adequacy treatments which were applied under Pillar 1 in the respective period presented.

We do not amend comparative prior period numbers for presentational changes triggered by new and revised information from third-party data providers, as long as the updated information does not impact the Pillar 1 treatments of prior periods.

Good practice guidelines

On 18 December 2008, the European Banking Federation, the Association for Financial Markets in Europe, the European Savings Banks Group and the European Association of Public Banks and Funding Agencies published the “Industry good practice guidelines on Pillar 3 disclosure requirement for securitization.” These guidelines were slightly revised in 2009 and 2010, and were incorporated in this report.

Securitization exposures in the banking and trading book

Table 21 outlines the exposures measured as the transaction size we securitized at inception in the banking book in the first half of 2015 and in full year 2014. The activity is further broken down by our role (originator/sponsor) and by type (traditional/synthetic).

Amounts disclosed under the Traditional column of this table reflect the total outstanding notes at par value issued by the securitization vehicle at issuance. For synthetic securitization transactions, the amounts disclosed generally reflect the balance sheet carrying values of the securitized exposures at issuance.

For securitization transactions where we acted as originator, exposures are split into two parts: those in which we have retained securitization positions and/or continue to be involved on an ongoing basis (for example credit enhancement or implicit support), and those in which we do not have retained securitization positions and/or have no further involvement.

Where we acted as both originator and sponsor to a securitization, originated assets are reported under Originator and the total amount of the underlying assets securitized is reported under Sponsor. As a result, as of 30 June 2015 and 31 December 2014, amounts of CHF 0.6 billion and CHF 2.9 billion, respectively, were included in “Table 21: Securitization activity for the period in the banking book” and “Table 22: Outstanding securitized exposures” under both Originator and Sponsor.

Table 21: Securitization activity for the period in the banking book

	Originator					Sponsor
	Traditional		Synthetic		Realized gains/(losses) on traditional securitizations	Traditional	Synthetic
CHF million	Securitization positions retained	No securitization positions retained	Securitization positions retained	No securitization positions retained
Residential mortgages

Commercial mortgages	222	367			16	2,616

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other

Total 30.6.15	222	367	0	0	16	2,616	0

Residential mortgages

Commercial mortgages	1,680	1,262			68	9,258

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other			351

Total 31.12.14	1,680	1,262	351	0	68	9,258	0

Securitization activity for the period in the trading book

In the first half of 2015 and in full year 2014, we had no securitization activity in the trading book.

Table 22: Outstanding securitized exposures

This table outlines the outstanding transaction size of securitization exposures which we have originated/sponsored and retained securitization positions at the balance sheet date in the banking or trading book and/or are otherwise involved on an ongoing basis, for example through the provision of credit enhancement or implicit support.

Amounts disclosed under the Traditional column in this table reflect the total outstanding notes at par value issued by the securitization vehicle. For synthetic securitization transactions, we generally disclose the balance sheet carrying values of the exposures securitized or, for hybrid structures, the outstanding notes at par value issued by the securitization vehicle.

The table also includes securitization activities conducted in the first half of 2015 and in full year 2014 in which we retained/purchased positions. These can also be found in “Table 21: Securitization activity for the period in the banking book.” Where no positions were retained, the outstanding transaction size is only disclosed in the year of inception for originator transactions.

All values in this table are as of the balance sheet date.

	Banking book				Trading book[1]
	Originator		Sponsor		Originator		Sponsor
CHF million	Traditional	Synthetic	Traditional	Synthetic	Traditional	Synthetic	Traditional[2]	Synthetic
Residential mortgages			1,273		1,053		4,894

Commercial mortgages	589		19,281				4,662

Credit card receivables

Leasing			249

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans			360				640

Trade receivables

Re-securitizations		45				993	1,759

Other		4,683	406

Total 30.6.15	589	4,728	21,568	0	1,053	993	11,956	0

Residential mortgages					1,008		7,307

Commercial mortgages	2,942		17,234				2,437

Credit card receivables

Leasing			282

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans			405				742

Trade receivables

Re-securitizations		243	1,106		199	1,057

Other		7,306	463

Total 31.12.14	2,942	7,549	19,489	0	1,207	1,057	10,487	0

1  In line with our disclosure principles, we disclose the UBS originated and sponsored deals only where the positions result in an RWA or capital deduction under Pillar 1.    2  This disclosure excludes sponsor-only activity where we do not retain a position. In such cases, we advised the originator or placed securities in the market for a fee, and this activity did not otherwise impact our capital.

Table 23: Impaired or past due securitized exposures and losses related to securitized exposures in the banking book

This table provides a breakdown of the outstanding impaired or past due exposures at the balance sheet date as well as losses recognized in our income statement for transactions in which we acted as originator or sponsor in the banking book. Losses are reported after taking into account the offsetting effects of any credit protection from eligible risk mitigation instruments under the Basel III framework for the retained or purchased positions.

Where we did not retain positions, impaired or past due information is only reported in the year of inception of a transaction. Where available, past due information is derived from investor reports. Past due is generally defined as delinquency above 60 days. Where investor reports do not provide this information, alternative methods have been applied, which may include an assessment of the fair value of the retained position or reference assets, or identification of any credit events.

	30.6.15				31.12.14
	Originator		Sponsor		Originator		Sponsor
CHF million	Impaired or past due in securitized exposures	Recognized losses in income statement	Impaired or past due in securitized exposures	Recognized losses in income statement	Impaired or past due in securitized exposures	Recognized losses in income statement	Impaired or past due in securitized exposures	Recognized losses in income statement
Residential mortgages			11					0

Commercial mortgages			42	1			30

Credit card receivables

Leasing								0

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans			6				8

Trade receivables

Re-securitizations

Other						6

Total	0	0	60	1	0	6	38	1

Table 24: Exposures intended to be securitized in the banking and trading book

This table provides the amount of exposures by exposure type we intend to securitize in the banking and trading book. We disclose our intention to securitize exposures as an originator if assets are designated for securitization and a tentative pricing date for a transaction is known at the balance sheet date or if a pricing of a transaction has been fixed.

	30.6.15		31.12.14
CHF million	Banking book	Trading book	Banking book	Trading book
Residential mortgages

Commercial mortgages	307		144

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations

Other

Total	307	0	144	0

Table 25: Securitization positions retained or purchased in the banking book

This table provides a breakdown of securitization positions we retained or purchased in the banking book, irrespective of our role in the securitization transaction. The value disclosed is the net exposure amount at default subject to risk-weighting at the balance sheet date.

	30.6.15			31.12.14
CHF million	On balance sheet	Off balance sheet[1]	Total	On balance sheet	Off balance sheet[1]	Total
Residential mortgages	383		383	499		499

Commercial mortgages	15		15	31		31

Credit card receivables

Leasing	1		1	1		1

Loans to corporates or small and medium-sized enterprises	0		0	173		173

Consumer loans	1		1	1		1

Student loans	167		167	402		402

Trade receivables

Re-securitizations	12	0	12	452	39	492

Other[2]	4,546		4,546	7,449		7,449

Total[3]	5,125	0	5,125	9,009	39	9,048

1  Synthetic long exposures through sold CDS positions are classified as off balance sheet exposures.    2  “Other” primarily includes securitization of portfolios of counterparty credit risk in over-the-counter (OTC) derivatives and loan exposures.    3  The total exposure of CHF 5,125 million as of 30 June 2015 is also disclosed in “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets” in line “Securitization/re-securitization in the banking book.”

Table 26: Securitization positions retained or purchased in the trading book

This table provides a breakdown of securitization positions we purchased or retained in the trading book subject to the securitization framework for specific market risk, irrespective of our role in the securitization transaction. Gross long and gross short amounts reflect the positions prior to the eligible offsetting of cash and derivative positions. Net long and net short amounts are the result of offsetting cash and derivative positions to the extent eligible under the Basel III framework. The amounts disclosed are either the fair value or, in the case of derivative positions, the aggregate of the notional amount and the associated replacement value at the balance sheet date.

	Cash positions		Derivative positions		Total
CHF million	Gross long	Gross short	Gross long	Gross short	Net long	Net short	Net Total[1,2]
Residential mortgages	9	2	376	486	6	23	28

Commercial mortgages	259	0	1,276	1,298	435	30	465

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations	23	1	78	23	14	1	15

Other	3	0	201	192	12		12

Total 30.6.15	294	4	1,931	1,998	467	54	521

Residential mortgages	14	3	481	633	16	45	61

Commercial mortgages	238		1,299	1,332	427	6	433

Credit card receivables

Leasing

Loans to corporates or small and medium-sized enterprises

Consumer loans

Student loans

Trade receivables

Re-securitizations	28	1	106	39	15	4	18

Other	3	0	203	203	3		3

Total 31.12.14	283	4	2,090	2,208	461	55	515

1  Since 1 January 2014, both net long and net short positions are underpinned in the trading book and EAD capped at maximum possible loss.    2  30 June 2015 does not include CHF 1,147 million related to leveraged super senior tranches treated under the supervisory formula approach which are reported in “Table 31c: Securitization/re-securitization exposures treated under the supervisory formula approach by rating clusters-trading book.” Including these exposures, net total exposures were CHF 1,668 million, which equals the gross and net exposure of securitization/re-securitization in the trading book disclosed in “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets.”

Table 27a: Capital requirement for securitization/re-securitization positions retained or purchased in the banking book

Tables 27a to 27c provide the capital requirements for securitization and re-securitization positions we purchased or retained in the banking book, irrespective of our role in the securitization transaction, split by risk weight bands and regulatory capital approach.

We use three FINMA-recognized ECAI for this purpose: Standard & Poor’s Ratings Group, Moody’s Investors Service and Fitch Ratings.

	30.6.15					31.12.14
	Ratings-based approach		Supervisory formula approach			Ratings-based approach		Supervisory formula approach
CHF million	Securitiza- tion	Re- securitiza- tion	Securitiza- tion	Re- securitiza- tion	Total	Securitiza- tion	Re- securitiza- tion	Securitiza- tion	Re- securitiza- tion	Total
over 0–20%	12		37		49	20	16	45		81

over 20–35%	2	0	3		5	5	2	53		60

over 35–50%	0	0			0	6	18			24

over 50–75%	7	0			7	11	0			11

over 75–100%	15				15	7				7

over 100–250%	1	0			1	6	0			6

over 250–1,249%	0	0			0	5	1			6

1,250% rated	31	18			48	34	10			44

1,250% unrated	0		34		34	16	2	37		55

Total[1]	69	18	74	0	161	110	49	135	0	295

1  Refer to “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets.” On 30 June 2015, CHF 5,125 million banking book securitization RWA translated to an overall capital requirement of CHF 161 million.

Table 27b: Securitization/re-securitization exposures treated under the ratings-based approach by rating clusters – banking book

	30.6.15		31.12.14
CHF million	Exposure amount	Capital requirement	Exposure amount	Capital requirement
AAA	203	3	223	4

AA	290	6	917	27

A+	32	1	54	1

A	107	3	335	8

A–	46	2	119	5

BBB+	3	0	121	10

BBB	86	7	126	11

BBB–	111	15	69	12

BB+	3	1	26	10

BB	0	0	9	5

BB–	0	0	6	6

Below BB–/unrated	31	49	44	62

Total	913	87	2,050	159

Table 27c: Securitization/re-securitization exposures treated under the supervisory formula approach by risk-weight clusters – banking book

	30.6.15		31.12.14
CHF million	Exposure amount	Capital requirement	Exposure amount	Capital requirement
over 0–20%	4,058	37	5,190	45

over 20–35%	132	3	1,782	53

1,250%	22	34	27	37

Total	4,212	74	6,998	135

Gains on sale – securitization exposures to be deducted from Basel III tier 1 capital

In the first half of 2015 and in full year 2014, we have not retained any significant exposures relating to securitization for which we have recorded gains on sale requiring deduction from Basel III tier 1 capital.

Securitization exposures subject to early amortization in the banking and trading book

In the first half of 2015 and in full year 2014, we had no securitization structures in the banking and trading book that are subject to early amortization treatment.

Table 28: Re-securitization positions retained or purchased in the banking book

The table below shows the total of re-securitization positions (cash as well as synthetic) held in the banking book, broken down into positions for which credit risk mitigation has been recognized and those for which no credit risk mitigation has been recognized. Credit risk mitigation includes protection bought by entering into credit derivatives with third-party protection sellers, as well as financial collateral received. Both bought credit protection and financial collateral must be eligible under the Basel III framework. In the first half of 2015 and in full year 2014, no credit risk mitigation has been recognized for re-securitization positions (cash as well as synthetic) held in the banking book. As of 30 June 2015, none of the retained or purchased banking book re-securitization positions had an integrated insurance wrapper.

CHF million	With credit risk mitigation	Without credit risk mitigation	Total
Total 30.6.15	0	12	12

Total 31.12.14	0	492	492

Table 29: Re-securitization positions retained or purchased in the trading book

The table below outlines re-securitization positions retained or purchased subject to the securitization framework for specific market risk held in the trading book on a gross long and gross short basis, including synthetic long and short positions resulting from derivative transactions. It also includes positions on a net long and net short basis, that is, gross long and short positions after offsetting to the extent it is eligible under the Basel III framework. As of 30 June 2015, none of the retained or purchased trading book re-securitization positions had an integrated insurance wrapper.

CHF million	Gross long	Gross short	Net long	Net short
Total 30.6.15	102	24	14	1

Total 31.12.14	134	41	15	4

Outstanding notes issued by securitization vehicles related to UBS’s retained exposures subject to the market risk approach

The information presented in table 26 in our Annual Report 2014 is now located within the “Trading Book” information in “Table 22: Outstanding securitized exposures” in this report.

In the first half of 2015 and in full year 2014, there was no origination activity for securitization vehicles in the trading book.

Table 30: Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk

This table outlines products in the correlation portfolio that we retained or purchased in the trading book, irrespective of our role in the securitization transaction. They are subject to either the comprehensive risk measure or the securitization framework for specific risk. Correlation products subject to the securitization framework are leveraged super senior positions. The values disclosed are market values for cash positions, replacement values and notional values for derivative positions. Derivatives are split by positive replacement value and negative replacement value. The decrease in notional values related to positive and negative replacement values resulted mainly from trades maturing during the year, as well as from trade terminations.

	Cash positions		Derivative positions

30.6.15	Assets	Liabilities	Assets		Liabilities
CHF million	Market value	Market value	Positive replacement value	Positive replacement value notionals	Negative replacement value	Negative replacement value notionals
Positions subject to comprehensive risk measure	112	531	34	2,083	340	3,157

Positions subject to securitization framework[1]			3	2,658	3	2,658

31.12.14

Positions subject to comprehensive risk measure	137	609	254	4,019	627	5,610

Positions subject to securitization framework[1]			1	3,095	1	3,095

1   Includes leveraged super senior tranches.

Table 31a: Securitization positions and capital requirement for trading book positions subject to the securitization framework

Tables 31a to 31c outline securitization positions we purchased or retained and the capital requirement in the trading book subject to the securitization framework for specific market risk, irrespective of our role in the securitization transaction, broken down by risk weight bands and regulatory capital approach. The amounts disclosed for securitization positions are market values at the balance sheet date after eligible netting under the Basel III framework.

	30.6.15					31.12.14
	Ratings-based approach					Ratings-based approach
CHF million	Net long	Net short	Net Total	Capital requirement		Net long	Net short	Net Total	Capital requirement
over 0–20%	360	25	385	6		346	0	347	5

over 20–35%	57	0	57	2		51		51	2

over 35–50%	2	0	2	0		17	0	18	1

over 50–75%	5	0	5	0		8	3	11	1

over 75–100%	6	5	10	2		0	6	6	1

over 100–250%	1		1	0		8		8	2

over 250–1,249%	0		0	1			0	0	0

1,250% rated	6	29	35	55		13	42	55	76

1,250% unrated	21	4	25	26		18	2	20	28

Total[1]	458	63	521	92	[2]	461	55	516	116

1  Leveraged super senior tranches (subject to the securitization framework) are not included in this table, but disclosed in “Table 30: Correlation products subject to the comprehensive risk measure or the securitization framework for specific risk.”    2  The capital requirement of CHF 121 million as of 30 June 2015 disclosed in “Table 2: Detailed segmentation of Basel III exposures and risk-weighted assets” in line “Securitization/re-securitization in the trading book” is comprised of the total ratings-based approach charge of CHF 92 million and CHF 29 million capital requirement for leveraged super senior tranches as disclosed in “Table 32: Capital requirement for securitization positions related to correlation products.”

Table 31b: Securitization/re-securitization exposures treated under the ratings-based approach by rating clusters – trading book

	30.6.15		31.12.14
CHF million	Exposure amount	Capital requirement	Exposure amount	Capital requirement
AAA	385	6	301	4

AA	19	1	60	1

A+

A	6	0	12	1

A–	38	2	35	1

BBB+	2	0	14	1

BBB			4	0

BBB–	10	1	6	1

BB+	0	0	8	2

BB	1	1	0	0

BB–

Below BB–/unrated	60	81	75	104

Total	521	92	515	116

Table 31c: Securitization/re-securitization exposures treated under the supervisory formula approach by risk weight clusters – trading book

	30.6.15		31.12.14
CHF million	Exposure amount	Capital requirement	Exposure amount	Capital requirement
over 0–20%	1,147	29	1,095	24

Total	1,147	29	1,095	24

Table 32: Capital requirement for securitization positions related to correlation products

This table outlines the capital requirement for securitization positions in the trading book for correlation products, including positions subject to comprehensive risk measure and positions related to leveraged super senior positions and certain re-securitized corporate credit exposures positions subject to the securitization framework. Our model does not distinguish between

“default risk,” “migration risk” and “correlation risk.” The capital requirement for positions subject to the comprehensive risk measure declined due to the execution of a series of risk transfers to exit the majority of the correlation trading portfolio market risk.

	Capital requirement
CHF million	30.6.15	31.12.14
Positions subject to comprehensive risk measure	13	15

Positions subject to securitization framework[1]	29	24

Total	42	39

1  Leveraged super senior tranches.

Balance sheet reconciliation

Table 33: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation

The table below provides a reconciliation of the IFRS balance sheet to the balance sheet according to the regulatory scope of consolidation as defined by BIS and FINMA. Lines in the balance sheet under the regulatory scope of consolidation are expanded and referenced where relevant to display all components that are used in “Table 34: Composition of capital.”

è	Refer to the “Introduction” section of this report for more information

	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References[1]
CHF million	30.6.15
Assets

Cash and balances with central banks	84,646			84,646

Due from banks	13,343	(288)		13,056

Cash collateral on securities borrowed	27,689			27,689

Reverse repurchase agreements	60,848			60,848

Trading portfolio assets	128,476	(17,286)		111,190

Positive replacement values	173,681	25		173,707

Cash collateral receivables on derivative instruments	24,842			24,842

Financial assets designated at fair value	5,425			5,425

Loans	313,852	106		313,958

Financial investments available-for-sale	66,771	(80)		66,691

Consolidated participations	0	202		202

Investments in associates	908			908

of which: goodwill	352			352	4

Property, equipment and software	7,050	(86)		6,964

Goodwill and intangible assets	6,242			6,242

of which: goodwill	5,885			5,885	4

of which: intangible assets	357			357	5

Deferred tax assets	10,000	(1)		9,999

of which: deferred tax assets recognized for tax loss carry-forwards	5,907	(1)		5,906	9

of which: deferred tax assets on temporary differences	4,093			4,093	12

Other assets	26,394	(90)	1	26,266

of which: goodwill related to assets of disposal group held for sale	27			27	4

Total assets	950,168	(17,537)	2	932,633

1  References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 34: Composition of capital.”

Table 33: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation (continued)

	Balance sheet in accordance with IFRS scope of consolidation	Effect of deconsolidated entities for regulatory consolidation	Effect of additional consolidated entities for regulatory consolidation	Balance sheet in accordance with regulatory scope of consolidation	References[1]
CHF million	30.6.15
Liabilities

Due to banks	13,270	(51)		13,220

Cash collateral on securities lent	10,652			10,652

Repurchase agreements	13,032			13,032

Trading portfolio liabilities	32,181	(10)		32,171

Negative replacement values	171,202	103		171,305

Cash collateral payables on derivative instruments	38,603			38,603

Financial liabilities designated at fair value	66,366	14		66,380

Due to customers	377,054	139		377,192

Debt issued	100,558	(22)		100,536

of which: amount eligible for high-trigger loss-absorbing additional tier 1 capital[2]	1,158			1,158	13

of which: amount eligible for low-trigger loss-absorbing additional tier 1 capital[2]	2,145			2,145	13

of which: amount eligible for low-trigger loss-absorbing tier 2 capital[3]	9,613			9,613	7

of which: amount eligible for capital instruments subject to phase-out from tier 2 capital[4]	1,798			1,798	8

Provisions	3,594	(1)		3,593

Other liabilities	70,402	(17,632)	1	52,771

of which: amount eligible for high-trigger loss-absorbing capital (Deferred Contingent Capital Plan (DCCP))[5]	855			855	13

Total liabilities	896,915	(17,460)	1	879,456

Share capital	375	(1)	1	375	1

Share premium	31,005			31,005	1

Treasury shares	(1,624)			(1,624)	3

Retained earnings	25,704	(205)		25,499	2

Other comprehensive income recognized directly in equity, net of tax	(5,249)	128	(1)	(5,121)	3

of which: unrealized gains/(losses) from cash flow hedges according to regulatory scope of consolidation[6]	1,626			1,626	11

Equity attributable to UBS Group AG shareholders	50,211	(78)	0	50,134

Equity attributable to non-controlling interests	3,042	1		3,043	3, 6

Total equity	53,253	(77)	0	53,177

Total liabilities and equity	950,168	(17,537)	2	932,633

1  References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 34: Composition of capital.”    2  Represents IFRS book value.    3  IFRS book value is CHF 9,625 million.    4  IFRS book value is CHF 3,754 million.    5  IFRS book value is CHF 977 million. Refer to the “Compensation” section of our Annual Report 2014 for more information on DCCP. 6 IFRS value is CHF 1,589 million, excluding non-controlling interests in UBS AG.

Composition of capital

Table 34: Composition of capital

The table below provides the “Composition of capital” as defined by BIS and FINMA. The naming convention does not always reflect UBS’s naming convention used in our external reports. Reference is made to items reconciling to the balance sheet under the regulatory scope of consolidation as disclosed in “Table 33: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.” Where relevant, the effect of phase-in arrangements is disclosed as well.

è	Refer to the “Capital management” section of our second quarter 2015 report for more information on phase-in arrangements

An overview of the main features of our regulatory capital instruments, as well as the full terms and conditions, are published in the “Bondholder information” section of our Investor Relations website.

è	Refer to “Bondholder information” at www.ubs.com/investors for more information on the capital instruments of UBS Group AG and UBS AG on a consolidated and on a standalone basis

		Phase-in amounts	Effect of the transition phase	References[1]
CHF million, except where indicated		30.6.15	30.6.15
1	Directly issued qualifying common share (and equivalent for non-joint stock companies) capital plus related stock surplus	31,381		1

2	Retained earnings	25,499		2

3	Accumulated other comprehensive income (and other reserves)	(6,746)		3

4	Directly issued capital subject to phase-out from common equity tier 1 capital (only applicable to non-joint stock companies)

5	Common share capital issued by subsidiaries and held by third parties (amount allowed in Group common equity tier 1 capital)	1,164		3

6	Common equity tier 1 capital before regulatory adjustments	51,298

7	Prudential valuation adjustments	(84)

8	Goodwill, net of tax, less hybrid capital and additional tier 1 capital[2]	(2,486)	(3,729)	4

9	Intangible assets, net of tax[2]	(351)		5

10	Deferred tax assets recognized for tax loss carry-forwards[3]	(2,525)	(3,787)	9

11	Unrealized (gains)/losses from cash flow hedges, net of tax	(1,626)		11

12	Expected losses on advanced internal ratings-based portfolio less general provisions	(314)

13	Securitization gain on sale

14	Own credit related to financial liabilities designated at fair value and replacement values, net of tax	(412)

15	Defined benefit plans

16	Compensation and own shares-related capital components (not recognized in net profit)	(1,523)

17	Reciprocal crossholdings in common equity

17a	Qualifying interest where a controlling influence is exercised together with other owners (CET instruments)

17b	Consolidated investments (CET1 instruments)

18	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)

19	Significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions (amount above 10% threshold)

20	Mortgage servicing rights (amount above 10% threshold)

21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability)	(115)	(924)	12

22	Amount exceeding the 15% threshold

23	of which: significant investments in the common stock of financials

24	of which: mortgage servicing rights

25	of which: deferred tax assets arising from temporary differences

26	Expected losses on equity investments treated according to the PD/LGD approach

26a	Other adjustments relating to the application of an internationally accepted accounting standard	(312)

26b	Other deductions	(2,844)		13

27	Regulatory adjustments applied to common equity tier 1 due to insufficient additional tier 1 and tier 2 to cover deductions

28	Total regulatory adjustments to common equity tier 1	(12,592)	(8,441)

29	Common equity tier 1 capital (CET1)	38,706	(8,441)

1  References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 33: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.”    2  The CHF 6,215 million (CHF 2,486 million and CHF 3,729 million) reported in line 8 includes goodwill on investments in associates of CHF 352 million, DTL on goodwill of CHF 50 million and goodwill related to assets of disposal group held for sale of CHF 27 million reported in “Other assets” in table 33. The CHF 351 million reported in line 9 includes DTL on intangibles of CHF 5 million.    3  The CHF 6,312 million (CHF 2,525 million and CHF 3,787 million) deferred tax assets recognized for tax loss carry-forwards reported in line 10 differ from the CHF 5,907 million deferred tax assets shown in the line “Deferred tax assets” in table 33 because the latter figure is shown after the offset of deferred tax liabilities for cash flow hedge gains (CHF 423 million) and other temporary differences, which are adjusted out in line 11 and other lines of this table, respectively.

Table 34: Composition of capital (continued)

		Phase-in amounts	Effect of the transition phase	References[1]
CHF million, except where indicated		30.6.15	30.6.15
30	Directly issued qualifying additional tier 1 instruments plus related stock surplus	3,777

31	of which: classified as equity under applicable accounting standards

32	of which: classified as liabilities under applicable accounting standards[2]	3,777		13

33	Directly issued capital instruments subject to phase-out from additional tier 1

34	Additional tier 1 instruments (and CET1 instruments not included in row 5) issued by subsidiaries and held by third parties (amount allowed in Group additional tier 1)	1,840	(1,840)	6

35	of which: instruments issued by subsidiaries subject to phase-out	1,840	(1,840)

36	Additional tier 1 capital before regulatory adjustments	5,616	(1,840)

37	Investments in own additional tier 1 instruments

38	Reciprocal crossholdings in additional tier 1 instruments

38a	Qualifying interest where a controlling influence is exercised together with other owners (AT1 instruments)

38b	Holdings in companies which are to be consolidated (additional tier1 instruments)

39	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)

40	Significant investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)

41	National specific regulatory adjustments	(3,729)	3,729

42	Regulatory adjustments applied to additional tier 1 due to insufficient tier 2 to cover deductions

	Tier 1 adjustments on impact of transitional arrangements	(3,729)	3,729

	of which: prudential valuation adjustment

	of which: own CET1 instruments

	of which: goodwill net of tax, offset against hybrid capital and loss-absorbing capital	(3,729)	3,729

	of which: intangible assets (net of related tax liabilities)

	of which: gains from the calculation of cash flow hedges

	of which: IRB shortfall of provisions to expected losses

	of which: gains on sales related to securitization transactions

	of which: gains/losses in connection with own credit risk

	of which: investments

	of which: expected loss amount for equity exposures under the PD/LGD approach

	of which: mortgage servicing rights

42a	Excess of the adjustments which are allocated to the common equity tier 1 capital

43	Total regulatory adjustments to additional tier 1 capital	(3,729)	3,729

44	Additional tier 1 capital (AT1)	1,887	1,889

45	Tier 1 capital (T1 = CET1 + AT1)	40,593	(6,552)

46	Directly issued qualifying tier 2 instruments plus related stock surplus[3]	10,537		7

47	Directly issued capital instruments subject to phase-out from tier 2	1,831	(1,831)	8

48	Tier 2 instruments (and CET1 and additional tier 1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties (amount allowed in Group tier 2)

49	of which: instruments issued by subsidiaries subject to phase-out

50	Provisions

51	Tier 2 capital before regulatory adjustments	12,368	(1,831)

52	Investments in own tier 2 instruments	(38)	33	7, 8

53	Reciprocal cross holdings in tier 2 instruments

53a	Qualifying interest where a controlling influence is exercised together with other owners (tier 2 instruments)

53b	Investments to be consolidated (tier 2 instruments)

54	Investments in the capital of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above the 10% threshold)

55	Significant investments in the capital banking, financial and insurance entities that are outside the scope of regulatory consolidation (net of eligible short positions)

1  References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 33: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.”    2  CHF 3,777 million and CHF 918 million reported in lines 32 and 58 of this table, respectively, includes the following positions: CHF 1,158 million and CHF 2,145 million recognized in the line “Debit issued” in table 33, CHF 855 million DCCP recognized in the line “Other liabilities” in table 33 and CHF 536 million recognized in DCCP-related charges for regulatory capital purposes in the line 26b “Other deductions” of this table.    3  The CHF 10,537 million in the line 46 includes CHF 9,613 million low-trigger loss-absorbing tier 2 capital recognized in line “Debt issue” in table 33, which is shown net of CHF 5 million investments in own tier 2 instruments reported in line 52 and high-trigger loss-absorbing capital of CHF 918 million reported in line 58 of this table.

Table 34: Composition of capital (continued)

		Phase-in amounts	Effect of the transition phase	References[1]
CHF million, except where indicated		30.6.15	30.6.15
56	National specific regulatory adjustments

56a	Excess of the adjustments which are allocated to the additional tier 1 capital

57	Total regulatory adjustments to tier 2 capital	(38)	33

58	Tier 2 capital (T2)	12,329	(1,798)

	of which: high-trigger loss-absorbing capital[2,3]	918		13

	of which: low-trigger loss-absorbing capital[3]	9,613		7

59	Total capital (TC = T1 + T2)	52,923	(8,350)

	Amount with risk weight pursuant the transitional arrangement (phase-in)		(2,311)

	of which: DTA on temporary differences, excess over threshold		(2,311)

60	Total risk-weighted assets	212,088	(2,311)

	Capital ratios and buffers

61	Common equity tier 1 (as a percentage of risk-weighted assets)	18.2

62	Tier 1 (Pos 45 as a percentage of risk-weighted assets)	19.1

63	Total capital (pos 59 as a percentage of risk-weighted assets)	25.0

64	CET1 requirement (base capital, buffer capital and countercyclical buffer requirements) plus G-SIB buffer requirement, expressed as a percentage of risk-weighted assets	7.5

65	of which: capital buffer requirement	2.9

66	of which: bank-specific countercyclical buffer requirement	0.2

67	of which: G-SIB buffer requirement

68	Common equity tier 1 available to meet buffers (as a percentage of risk-weighted assets)	17.2

68a–f	Not applicable for systemically relevant banks according to FINMA RS 11/2

72	Non significant investments in the capital of other financials	1,104

73	Significant investments in the common stock of financials	738

74	Mortgage servicing rights (net of related tax liability)

75	Deferred tax assets arising from temporary differences (net of related tax liability)	4,170

	Applicable caps on the inclusion of provisions in tier 2

76	Provisions eligible for inclusion in tier 2 in respect of exposures subject to standardized approach (prior to application of cap)

77	Cap on inclusion of provisions in tier 2 under standardized approach

78	Provisions eligible for inclusion in tier 2 in respect of exposures subject to internal ratings-based approach (prior to application of cap)

79	Cap for inclusion of provisions in tier 2 under internal ratings-based approach

1  References link respective lines of this table to the respective reference numbers provided in the column “References” in “Table 33: Reconciliation of accounting balance sheet to balance sheet under the regulatory scope of consolidation.”    2  CHF 3,777 million and CHF 918 million reported in lines 32 and 58 of this table, respectively, includes the following positions: CHF 1,158 million and CHF 2,145 million recognized in the line “Debit issued” in table 33, CHF 855 million DCCP recognized in the line “Other liabilities” in table 33 and CHF 536 million recognized in DCCP-related charge for regulatory capital purpose in the line 26b “Other deductions” of this table.    3  The CHF 10,537 million in the line 46 includes CHF 9,613 million low-trigger loss-absorbing tier 2 capital recognized in line “Debt issue” in table 33, which is shown net of CHF 5 million investments in own tier 2 instruments reported in the line 52 and high-trigger loss-absorbing capital of CHF 918 million reported in line 58 of this table.

Notice to investors | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s second quarter 2015 report and its Annual Report 2014 for additional information. These reports are available at www.ubs.com/investors.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes and absolute variances are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages, percent changes and absolute variances that would be derived based on figures that are not rounded.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis.

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-204908) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; and 333-200665) and Form F-4 (Registration number 333-199011), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

By:	/s/ Sarah M. Starkweather
Name:	Sarah M. Starkweather
Title:	Executive Director

UBS AG

By:	/s/ David Kelly
Name:	David Kelly
Title:	Managing Director

By:	/s/ Sarah M. Starkweather
Name:	Sarah M. Starkweather
Title:	Executive Director

Date: August 21, 2015